    As filed with the Securities and Exchange Commission on August 8, 1997.
                                                            Registration No.333-

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6

     FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT
                   INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                          FNAL VARIABLE LIFE ACCOUNT I
                              (Exact name of trust)

                   FIRST NORTH AMERICAN LIFE ASSURANCE COMPANY
                               (Name of depositor)

                      International Corporate Center at Rye
                            555 Theodore Fremd Avenue
                               Rye, New York 10580
              (Address of depositor's principal executive offices)

                Joseph Scott
                President                                 Copy to:
  First North American Life Assurance Company         J. Sumner Jones
     International Corporate Center at Rye             Jones & Blouch
           555 Theodore Fremd Avenue            1025 Thomas Jefferson St., NW
             Rye, New York  10580                      Suite 405 West
    (Name and Address of Agent for Service)       Washington, DC  20007-0805

Approximate date of commencement of proposed public offering: As soon after the effective date of this Registration Statement as is practicable.

  Title of Securities             Amount                Proposed               Amount of
         Being                    Being             Maximum Aggregate        Registration
      Registered                Registered           Offering Price               Fee
------------------------------------------------------------------------------------------
      Variable Life            See Note 1               See Note 2              $500.00
Insurance Contracts
------------------------------------------------------------------------------------------

  Note 1:     These contracts are not issued in predetermined amounts or units.
  Note 2: Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant declares that an indefinite number of securities is being registered by this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                          FNAL VARIABLE LIFE ACCOUNT I
                       Registration Statement on Form S-6
                              Cross-Reference Sheet

FORM
N-8B-2
ITEM NO.                                 CAPTION IN PROSPECTUS
1  ----- Cover Page; General Information About First North American, Variable Life Account I, And NASL Series Trust (First North
         American's Variable Life Account I)
2  ----- Cover Page; General Information About First North American, Variable Life Account I, And NASL Series Trust (First North
         American And Manufacturers Life)
3  ----- *
4  ----- Miscellaneous Matters (Distribution of the Policy)
5  ----- General Information About First North American, Variable Life Account I, And NASL Series Trust (First North American's
         Variable Life Account I)
6  ----- General Information About First North American, Variable Life Account I, And NASL Series Trust (First North American's
         Variable Life Account I)
7  ----- *
8  ----- *
9  ----- Miscellaneous Matters (Pending Litigation)
10 ----- Detailed Information About The Policies
11 ----- General Information About First North American, Variable Life Account I, And NASL Series Trust (NASL Series Trust)
12 ----- General Information About First North American, Variable Life Account I, And NASL Series Trust (NASL Series Trust)
13 ----- Detailed Information About The Policies (Charges and Deductions)
14 ----- Detailed Information About the Policies (Premium Provisions -Policy Issue and Initial Premium); Miscellaneous Matters
         (Responsibilities Assumed By First North American)
15 ----- Detailed Information About The Policies (Premium Provisions -- Policy Issue and Initial Premium)
16 ----- **
17 ----- Detailed Information About The Policies (Policy Values -- Partial Withdrawals and Surrenders); Other Provisions --
         Payment of Proceeds)
18 ----- General Information About First North American, Variable Life Account I, And NASL Series Trust
19 ----- Detailed Information About The Policies (Other Provisions - Reports To Policyowners); Miscellaneous Matters
         (Responsibilities Assumed By First North American)
20 ----- *
21 ----- Detailed Information About The Policies
22 ----- *
23 ----- **
24 ----- Detailed Information About the Policies (Other General Policy Provisions)
25 ----- General Information About First North American, Variable Life Account I, And NASL Series Trust (First North American and
         Manufacturers Life)
26 ----- *
27 ----- **
28 ----- Miscellaneous Matters (The Directors And Officers Of First North American)

29 ----- General Information About First North American, Variable Life Account I, And NASL Series Trust (First North American And
         Manufacturers Life)
30 ----- *
31 ----- *
32 ----- *
33 ----- *
34 ----- *
35 ----- **
36 ----- *
37 ----- *
38 ----- Miscellaneous Matters (Distribution of the Policy; Responsibilities Assumed By First North American)
39 ----- Miscellaneous Matters (Distribution of the Policy)
40 ----- *
41 ----- **
42 ----- *
43 ----- *
44 ----- Detailed Information About The Policies (Policy Values - Policy Value)
45 ----- *
46 ----- Detailed Information About The Policies (Policy Values - Partial Withdrawals and Surrenders; Other Provisions -- Payment
         of Proceeds)
47 ----- General Information About First North American, Variable Life Account I, And NASL Series Trust (NASL Series Trust)
48 ----- *
49 ----- *
50 ----- General Information About First North American, Variable Life Account I, And NASL Series Trust (First North American's
         Variable Life Account I)
51 ----- Detailed Information About The Policies
52 ----- Detailed Information About The Policies (Miscellaneous Matters -- Portfolio Share Substitution)
53 ----- **
54 ----- *
55 ----- *
56 ----- *
57 ----- *
58 ----- *
59 ----- Financial Statements

----------------
*  Omitted since answer is negative or item is not applicable.
** Omitted.

                                     PART I

                                   PROSPECTUS

                                     [LOGO]


                  PROSPECTUS

                  FNAL VARIABLE LIFE ACCOUNT I
                  VENTURE VUL

                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

This prospectus describes the flexible premium variable life insurance policy (the "Policy") issued by First North American Life Assurance Company ("First North American" or the "Company"), a stock life insurance company that is a wholly-owned subsidiary of North American Security Life Insurance Company ("Security Life"), the ultimate parent of which is The Manufacturers Life Insurance Company ("Manufacturers Life"). The Policies are designed to provide lifetime insurance protection together with flexibility as to the timing and amount of premium payments, the investments underlying the Policy Value and the amount of insurance coverage. This flexibility allows the policyowner to pay premiums and adjust insurance coverage in light of his or her current financial circumstances and insurance needs. The Policies provide for: (1) a Net Cash Surrender Value that can be obtained by partial withdrawals or surrender of the Policy; (2) policy loans; and (3) an insurance benefit payable at the life insured's death.

Policy Value may be accumulated on a fixed basis or vary with the investment performance of the sub-accounts of First North American's FNAL Variable Life Account I (the "Separate Account") to which the policyowner allocates net premiums.

The assets of each sub-account will be used to purchase shares of a particular investment portfolio ("Portfolio") of NASL Series Trust. The accompanying prospectus for NASL Series Trust, and the corresponding statement of additional information, describes the investment objectives of the Portfolios in which net premiums may be invested. The Portfolios available for allocation of net premiums are the: Pacific Rim Emerging Markets Trust, Science & Technology Trust, International Small Cap Trust, Emerging Growth Trust, Pilgrim Baxter Growth Trust, Small/Mid Cap Trust, International Stock Trust, Worldwide Growth Trust, Global Equity Trust, Growth Trust, Equity Trust, Quantitative Equity Trust (formerly the Common Stock Fund), Equity Index Trust, Blue Chip Growth Trust, Real Estate Securities Trust, Value Trust, International Growth and Income Trust, Growth and Income Trust, Equity-Income Trust, Balanced Trust, Aggressive Asset Allocation Trust, Moderate Asset Allocation Trust, Conservative Asset Allocation Trust, High Yield Trust, Strategic Bond Trust, Global Government Bond Trust, Capital Growth Bond Trust, Investment Quality Bond Trust, U.S. Government Securities Trust, Money Market Trust, Lifestyle Aggressive 1000 Trust, Lifestyle Growth 820 Trust, Lifestyle Balanced 640 Trust, Lifestyle Moderate 460 Trust and Lifestyle Conservative 280 Trust (collectively the "NASL Trusts"). Other sub-accounts and Portfolios may be added in the future.

Prospective purchasers should ask a First North American representative if changing, or adding to, existing insurance coverage would be advantageous. Prospective purchasers should note that it may not be advisable to purchase a Policy as a replacement for existing insurance.

BECAUSE OF THE SUBSTANTIAL NATURE OF THE SURRENDER CHARGES, THE POLICY IS NOT SUITABLE FOR SHORT-TERM INVESTMENT PURPOSES.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT IS VALID ONLY WHEN ACCOMPANIED BY A CURRENT PROSPECTUS FOR NASL SERIES TRUST.

The Securities and Exchange Commission maintains a Web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the Commission.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

First North American Life Assurance Company
International Corporate Center at Rye
555 Theodore Fremd Avenue
Rye, New York 10580

Service Office:
International Corporate Center at Rye
555 Theodore Fremd Avenue
Rye, New York 10580
TELEPHONE: 1-800-000-0000
(1-800-0000000)

THE DATE OF THIS PROSPECTUS IS FEBRUARY   , 1998.

                               PROSPECTUS CONTENTS


                                                                                          Page
                                                                                          ----
Introduction To Policies .............................................................
GENERAL INFORMATION ABOUT FIRST NORTH AMERICAN, ......................................
         VARIABLE LIFE ACCOUNT I AND NASL SERIES TRUST ...............................
                  First North American and Manufacturers Life ........................
                  First North American's Variable Life Account I .....................
                  NASL Series Trust ..................................................
                  Investment Objectives and Certain Policies Of The Portfolios .......
DETAILED INFORMATION ABOUT THE POLICIES ..............................................
         PREMIUM PROVISIONS ..........................................................
                  Policy Issue And Initial Premium ...................................
                  Premium Allocation .................................................
                  Premium Limitations ................................................
                  Short-Term Cancellation Right And "Free Look" Provisions ...........
         INSURANCE BENEFIT ...........................................................
                  The Insurance Benefit ..............................................
                  No Lapse Guarantee .................................................
                  No Lapse Guarantee Cumulative Premium Test .........................
                  Death Benefit Guarantee ............................................
                  Death Benefit Options ..............................................
                  Death Benefit Option Changes .......................................
                  Face Amount Changes ................................................
         POLICY VALUES ...............................................................
                  Policy Value .......................................................
                  Transfers Of Policy Value ..........................................
                  Policy Loans .......................................................
                  Partial Withdrawals And Surrenders .................................
                  Charges and Deductions .............................................
                  Deductions From Premiums ...........................................
                  Surrender Charges ..................................................
                  Monthly Deductions .................................................
                  Administration Charge ..............................................
                  Cost Of Insurance Charge ...........................................
                  Mortality And Expense Risks Charge .................................
                  Other Charges ......................................................
                  Special Provisions For Exchanges ...................................
                  The General Account ................................................
         OTHER GENERAL POLICY PROVISIONS .............................................
                  Policy Default .....................................................
                  Policy Reinstatement ...............................................
                  Miscellaneous Policy Provisions ....................................
         OTHER PROVISIONS ............................................................
                  Supplementary Benefits .............................................
                  Payment Of Proceeds ................................................
                  Reports To Policyowners ............................................
         MISCELLANEOUS MATTERS .......................................................
                  Portfolio Share Substitution .......................................
                  Federal Income Tax Considerations ..................................
                  Tax Status Of The Policy ...........................................
                  Tax Treatment Of Policy Benefits ...................................

                                                                                            Page
                                                                                            ----
                  The Company's Taxes ...................................................
                  Distribution Of The Policy ............................................
                  Responsibilities Assumed By First North American ......................
                  Voting Rights .........................................................
                  Directors And Officers Of First North American ........................
Financial Statements ....................................................................
Appendices ..............................................................................
A.  Sample Illustrations Of Policy Values, Cash Surrender Values And Death Benefits .....
B.  Definitions .........................................................................

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, THE PROSPECTUS OF NASL SERIES TRUST, OR THE STATEMENT OF ADDITIONAL INFORMATION OF NASL SERIES TRUST.

You are urged to examine this prospectus carefully. The INTRODUCTION TO POLICIES will briefly describe the Flexible Premium Variable Life Insurance Policy. More detailed information will be found within.

INTRODUCTION TO POLICIES

The following summary is intended to provide a general description of the most important features of the Policy. It is not comprehensive and is qualified in its entirety by the more detailed information contained in this prospectus. Unless otherwise indicated or required by the context, the discussion throughout this prospectus assumes that the Policy has not gone into default, there is no outstanding Policy Debt, and the death benefit is not determined by the corridor percentage test (see "Death Benefit Options").

GENERAL

The Policy provides a death benefit in the event of the death of the life insured.

Premium payments may be made at any time and in any amount, subject to certain limitations.

After certain deductions, premiums will be allocated, according to the policyowner's instructions, to one or more of the general account and the sub-accounts of First North American's Variable Life Account I. Assets of the sub-accounts of Variable Life Account I are invested in shares of a particular Portfolio of NASL Series Trust. Allocation instructions may be changed at any time and transfers among the accounts may be made subject to certain restrictions (see "Transfers of Policy Value").

The Portfolios currently offered are the: Pacific Rim Emerging Markets Trust, Science & Technology Trust, International Small Cap Trust, Emerging Growth Trust, Pilgrim Baxter Growth Trust, Small/Mid Cap Trust, International Stock Trust, Worldwide Growth Trust, Global Equity Trust, Growth Trust, Equity Trust, Quantitative Equity Trust (formerly the Common Stock Fund), Equity Index Trust, Blue Chip Growth Trust, Real Estate Securities Trust, Value Trust, International Growth and Income Trust, Growth and Income Trust, Equity-Income Trust, Balanced Trust, Aggressive Asset Allocation Trust, Moderate Asset Allocation Trust, Conservative Asset Allocation Trust, High Yield Trust, Strategic Bond Trust, Global Government Bond Trust, Capital Growth Bond Trust, Investment Quality Bond Trust, U.S. Government Securities Trust, Money Market Trust, Lifestyle Aggressive 1000 Trust, Lifestyle Growth 820 Trust, Lifestyle Balanced 640 Trust, Lifestyle Moderate 460 Trust and Lifestyle Conservative 280 Trust (collectively the "NASL Trusts"). Other sub-accounts and Portfolios may be added in the future.

The Policy has a Policy Value reflecting premiums paid, the investment performance of the accounts to which the policyowner has allocated premiums, and certain charges for expenses and cost of insurance. The policyowner may obtain a portion of the Policy Value by taking a policy loan or a partial withdrawal, or by full surrender of the Policy.

DEATH BENEFIT

DEATH BENEFIT OPTIONS. The policyowner elects to have the Policy's death benefit determined under one of two options:

    - death benefit equal to the face amount of the Policy, or

    - death benefit equal to the face amount of the Policy plus the Policy
Value.

Under either option, the death benefit may have to be increased to a multiple of the Policy Value to satisfy the corridor percentage test under the definition of life insurance in the Internal Revenue Code. See DETAILED INFORMATION ABOUT THE
POLICIES: INSURANCE BENEFIT -- "The Insurance Benefit" and "Death Benefit Options."

THE POLICYOWNER MAY CHANGE THE DEATH BENEFIT OPTION. A change in the death benefit option may be requested after the Policy has been in force for two years. See Detailed Information About The Policies; Insurance Benefit -- "Death Benefit Option Changes."

THE POLICYOWNER MAY INCREASE THE FACE AMOUNT. After the Policy has been in force for two years, an increase in the face amount of the Policy may be requested once per policy year. An increase in the face amount is subject to satisfactory evidence of insurability and will usually result in the Policy's being subject to new surrender charges. See DETAILED INFORMATION ABOUT THE POLICIES; INSURANCE BENEFIT -- "Face Amount Changes."

THE POLICYOWNER MAY DECREASE THE FACE AMOUNT. A decrease in the face amount may be requested once per policy year after the Policy has been in force for one year. A decrease in face amount may result in certain surrender charges and deferred sales charges being deducted from the Policy Value. See DETAILED INFORMATION ABOUT THE POLICIES; INSURANCE BENEFIT -- "Face Amount Changes."

PREMIUM PAYMENTS ARE FLEXIBLE

The policyowner may pay premiums at any time and in any amount, subject to certain limitations. See DETAILED INFORMATION ABOUT THE POLICIES; PREMIUM PROVISIONS -- "Policy Issue" and "Premium Limitations."

The policyowner must pay at least the Initial Premium to put the Policy in force. See DETAILED INFORMATION ABOUT THE POLICIES; PREMIUM PROVISIONS -- "Policy Limitations" and "Death Benefit Guarantee."

After the Initial Premium is paid there is no minimum premium required. However, by complying with the Death Benefit Guarantee Cumulative Premium Test the policyowner can ensure the Policy will not go into default for the first three policy years. By complying with the No Lapse Guarantee Cumulative Premium Test, the policy owner can ensure the policy will not go into default for the first five policy years. For Policies with a face amount of at least $250,000, the policyowner can ensure the Policy will not go into default (i) prior to the life insured reaching age 100 if Death Benefit Option 1 is maintained throughout the life of the Policy and (ii) prior to the life insured reaching age 85 if Death Benefit Option 2 is selected at any time, by satisfying the Death Benefit Guarantee Cumulative Premium Test, No Lapse Guarantee Cumulative Premium Test or the Fund Value Test. See DETAILED INFORMATION ABOUT THE POLICIES; PREMIUM PROVISIONS -- "No Lapse Guarantee" and "Death Benefit Guarantee."

Certain maximum premium limitations apply to the Policy to ensure the Policy qualifies as life insurance under rules defined in the Internal Revenue Code. See DETAILED INFORMATION ABOUT THE POLICIES; PREMIUM PROVISIONS -- "Premium Limitations."

SUMMARY OF CHARGES AND DEDUCTIONS

Charges under the Policy are assessed as:

    (1)  deductions from premiums

        - the Company reserves the right to make a charge for state, local and federal taxes in an amount not to exceed 3.60%

    (2) surrender charges upon surrender, partial withdrawal in excess of the Withdrawal Tier Amount, decrease in face amount or lapse

        -  deferred underwriting charge of $4.50 for each $1,000 of face amount

        - deferred sales charge of a maximum of 50% of premiums paid up to a maximum of 2.59 Target Premiums

    (3)  monthly deductions

        - administration charge of $35 per month until the first policy anniversary; thereafter, $10 per month (the right is reserved to increase the administration charge by an additional amount of up to $.01 per $1,000 of face amount per month)

        -  cost of insurance charge

        - mortality and expense risks charge of 0.075% per month through the later of the tenth policy anniversary and the policyowner's attained age 60 and, thereafter, 0.0375 % per month

        -  supplementary benefit(s) charge(s)

    (4)  Other Charges

    Investment Management Fees and Expenses

    Investment management fees paid by NASL Series Trust (excluding the Lifestyle Trusts) range from .25% to 1.10% of the assets of the Portfolios. Maximum expenses range from .15% to .75% of the assets of the Portfolios (excluding the Lifestyle Trusts). Because each Lifestyle Trust will invest in shares of Underlying Portfolios (all of the Portfolios except the Lifestyle Trusts) each will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios

    (5)  Certain Transfers

        - transfer fee of $25 per transfer in excess of twelve transfers in any policy year

        - transfer fee of $5 for each transfer under the Dollar Cost Averaging program when Policy Value does not exceed $15,000

For a complete discussion of charges and deductions see the heading Charges And Deductions in this Introduction and the references therein, and see also the heading Transfers Are Permitted in this Introduction and the references therein.

INVESTMENT OPTIONS

Premiums will be allocated, according to the policyowner's instructions, to any combination of the general account or one or more of the sub-accounts of First North American's Variable Life Account I.

Each sub-account of Variable Life Account I invests its assets in the shares of one of the following portfolios:


-   Pacific Rim Emerging Markets Trust               -   Equity-Income Trust
-   Science & Technology Trust                       -   Balanced Trust
-   International Small Cap Trust                    -   Aggressive Asset Allocation Trust
-   Emerging Growth Trust                            -   Moderate Asset Allocation Trust
-   Pilgrim Baxter Growth Trust                      -   Conservative Asset Allocation Trust
-   Small/Mid Cap Trust                              -   High Yield Trust
-   International Stock Trust                        -   Strategic Bond Trust
-   Worldwide Growth Trust                           -   Global Government Bond Trust
-   Global Equity Trust                              -   Capital Growth Bond Trust
-   Growth Trust                                     -   Investment Quality Bond Trust
-   Equity Trust                                     -   U.S. Government Securities Trust
-   Quantitative Equity Trust                        -   Money Market Trust
-   Equity Index Trust                               -   Lifestyle Aggressive 1000 Trust
-   Blue Chip Growth Trust                           -   Lifestyle Growth 820 Trust
-   Real Estate Securities Trust                     -   Lifestyle Balanced 640 Trust
-   Value Trust                                      -   Lifestyle Moderate 460 Trust
-   International Growth and Income Trust            -   Lifestyle Conservative 280 Trust
-   Growth and Income Trust

The policyowner may change the allocation of net premiums among the general account and the sub-accounts at any time. See GENERAL INFORMATION ABOUT FIRST NORTH AMERICAN, VARIABLE LIFE ACCOUNT I, AND NASL SERIES TRUST AND DETAILED INFORMATION ABOUT THE POLICIES; Premium Provisions -- "Premium Allocation" and Policy Values -- "Policy Value."

THE POLICY VALUE

The Policy has a Policy Value which reflects the following: premium payments made; investment performance of the sub-accounts to which amounts have been allocated; interest credited by the Company to amounts allocated to the general account; partial withdrawals; and deduction of charges described under "Charges And Deductions" below.

The Policy Value is the sum of the values in the Investment Accounts, the Guaranteed Interest Account and the Loan Account.

INVESTMENT ACCOUNT. An Investment Account is established under the Policy for each sub-account of the Separate Account to which net premiums or transfer amounts have been allocated. An Investment Account measures the interest of the Policy in the corresponding sub-account.

The value of each Investment Account under the Policy varies each Business Day and reflects the investment performance of the Portfolio shares held in the corresponding sub-account. See DETAILED INFORMATION ABOUT THE POLICIES; Policy Values -- "Policy Value."

GUARANTEED INTEREST ACCOUNT. The Guaranteed Interest Account consists of that portion of the Policy Value based on net premiums allocated to, and amounts transferred to, the general account of the Company.

First North American credits interest on amounts in the Guaranteed Interest Account at an effective annual rate guaranteed to be at least 4%. See DETAILED INFORMATION ABOUT THE POLICIES and The General Account.

LOAN ACCOUNT. When a policy loan is made, First North American will establish a Loan Account under the Policy and will transfer an amount from the Investment Accounts and the Guaranteed Interest Account to the Loan Account.

The Company will credit interest to amounts in the Loan Account at an effective annual rate of at least 4%. The actual rate credited on loan amounts will be the rate charged on loan amounts less an interest rate differential, currently 1.75%, except on Select Loan Amounts where the interest rate differential, subject to change in certain circumstances, is currently 0%. See DETAILED INFORMATION ABOUT THE POLICIES; Policy Values -- "Policy Loans."

TRANSFERS ARE PERMITTED. A policyowner may make transfers among the sub-accounts of Variable Life Account I and the Company's general account, subject to certain restrictions.

Twelve transfers per policy year may be made at no cost to the policyowner; excess transfers will be permitted at a cost of $25 per transfer. All transfer requests received at the same time are treated as a single transfer request.

Certain restrictions may apply to transfer requests. See DETAILED INFORMATION ABOUT THE POLICIES; Policy Values -- "Policy Value."

USING THE POLICY VALUE

BORROWING AGAINST THE POLICY VALUE. The policyowner may borrow against the Policy Value. The minimum loan amount is $500.

Loan interest will be charged on a fixed basis at an effective annual rate of 5.75%. See DETAILED INFORMATION ABOUT THE POLICIES; Policy Values -- "Policy Loans."

A POLICYOWNER MAY MAKE A PARTIAL WITHDRAWAL OF THE POLICY VALUE. After a Policy has been in force for two years the policyowner may make a partial withdrawal of the Policy Value. The minimum withdrawal amount is $500. The policyowner may specify that the withdrawal is to be made from a specific Investment Account or the Guaranteed Interest Account.

A partial withdrawal may result in a reduction in the face amount of the Policy and may also result in the assessment of a portion of the surrender charges to which the Policy is subject. See DETAILED INFORMATION ABOUT THE POLICIES;

Policy Values -- "Partial Withdrawals and Surrenders" and Charges and Deductions -- "Surrender Charges."

THE POLICY MAY BE SURRENDERED FOR ITS NET CASH SURRENDER VALUE. The Net Cash Surrender Value is equal to the Policy Value less surrender charges, outstanding monthly deductions due and the value of the Policy Debt. Surrender of a Policy during the Surrender Charge Period will usually result in assessment of surrender charges. See Detailed Information About the Policies; Policy Values -- "Partial Withdrawals and Surrenders" and Charges and Deductions -- "Surrender Charges."

CHARGES AND DEDUCTIONS

1)  DEDUCTIONS FROM PREMIUMS.

    - the Company reserves the right to make a charge for state, local and federal taxes in an amount not to exceed 3.60%

2) SURRENDER CHARGES. First North American will usually deduct a deferred underwriting charge and a deferred sales charge if, during the Surrender Charge Period:

    -   the Policy is surrendered for its Net Cash Surrender Value,

    -   a partial withdrawal in excess of the Withdrawal Tier Amount is made,

    -   a decrease in face amount is requested, or

    -   the Policy lapses.

The deferred underwriting charge is $4.50 for each $1,000 of face amount of life insurance coverage initially or added by increase. In effect, the charge applies only to the first $500,000 of face amount initially purchased or the first $500,000 of each subsequent increase in face amount. Thus, the charge made in connection with any one underwriting will not exceed $2,250.

The maximum deferred sales charge is 50% of premiums paid up to a maximum number of Target Premiums that varies (from -- 0.52 to 2.59) according to the issue age of the life insured, the face amount at issue and the amount of any increase.

The full amount of the deferred underwriting charge and the deferred sales charge will be in effect for five years following Policy issue. Beginning in the sixth year these charges grade downward over a maximum ten-year period. See DETAILED INFORMATION ABOUT THE POLICIES; Charges And Deductions -- "Surrender Charges."

In the event of a face amount increase, the surrender charges applicable to the increase will be those rates that would apply if a Policy were issued to the life insured at his or her then attained age and based on the amount of the increase.

3) MONTHLY DEDUCTIONS. At the beginning of each policy month First North American deducts from the Policy Value:

    - an administration charge of $35 per month until the first policy anniversary; thereafter $10 per month (the right is reserved to increase the administration charge by an additional amount of up to $.01 per $1,000 of face amount per month)

    - a charge for the cost of insurance,

    - a charge for mortality and expense risks of 0.075% per month through the later of the tenth policy anniversary and the policyowner's attained age 60 and, thereafter, 0.0375% per month. This charge is assessed against the value of the policyowner's investment accounts, and

    - charge(s) for any supplementary benefit(s) added to the Policy.

The cost of insurance charge varies based on the net amount at risk under the Policy and the applicable cost of insurance rate. Cost of insurance rates vary according to issue age, the duration of the coverage, sex, any additional ratings indicated in the policy, and risk class of the life insured. The maximum cost of insurance rate that can be charged is guaranteed not to exceed the 1980 Commissioners Standard Ordinary Smoker/Nonsmoker Mortality Tables. However, any additional ratings as indicated in the Policy will be added to the cost of insurance rate. See DETAILED INFORMATION ABOUT THE POLICIES; Charges and Deductions -- "Monthly Deductions."

If the Policy is still in force when the life insured attains age 100, no further monthly deductions will be taken from the Policy Value.

4) OTHER CHARGES. Charges will be imposed on certain transfers of Policy Values, including a $25 charge for each transfer in excess of twelve per policy year and a $5 charge for each Dollar Cost Averaging transfer if Policy Value does not exceed $15,000. See Policy Values -- "Transfers Of Policy Value."

Certain expenses are, or will be, assessed against the assets of the Portfolios, as follows.

INVESTMENT MANAGEMENT FEES AND EXPENSES

Investment management fees paid by NASL Series Trust (excluding the Lifestyle Trusts) range from .25% to 1.10% of the assets of the Portfolios.* Maximum expenses range from .15% to .75% of the assets of the Portfolios (excluding the Lifestyle Trusts).* Because each Lifestyle Trust will invest in shares of Underlying Portfolios each will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios. See DETAILED INFORMATION ABOUT THE POLICIES; Charges and Deductions -- "Other Charges."

 *NASL Financial Services, Inc. has voluntarily agreed to waive fees payable to it and/or to reimburse expenses for a period of one year beginning January 1, 1997 to the extent necessary to prevent the total of advisory fees and expenses for the Quantitative Equity Trust (formerly Common Stock Fund),
  Real Estate Securities Trust and Capital Growth Bond Trust for such period from exceeding .50% of average net assets.

First North American reserves the right to charge or establish a provision for any federal, state or local taxes that may be attributable to the Separate Account or the operations of the Company with respect to the Policies in addition to the deductions for state, local and federal taxes currently being made.

SUPPLEMENTARY BENEFITS

A policyowner may choose to add certain supplementary benefits to the Policy. These supplementary benefits include an accidental death benefit, life insurance for additional insured persons, acceleration of benefits in the event of terminal illness, term insurance option, a disability benefit to waive the cost of monthly deductions and an option to ensure a guaranteed Policy Value.

The cost of any supplementary benefits will be deducted from the Policy Value monthly. See DETAILED INFORMATION ABOUT THE POLICIES; Other Provisions -- "Supplementary Benefits."

DEFAULT

Unless the No Lapse Guarantee or Death Benefit Guarantee is in effect, the Policy will go into default if the Net Cash Surrender Value at the beginning of any policy month would go below zero after deducting the monthly charges then due. The Policy will not go into default if the policy qualifies for the No Lapse Guarantee or Death Benefit Guarantee. The Company will notify the policyowner in the event the Policy goes into default, and will allow a grace period in which the policyowner may make a premium payment sufficient to bring the Policy out of default. If the required premium is not paid during the grace period the Policy will terminate. See DETAILED INFORMATION ABOUT THE POLICIES; Premium Provisions -- "Policy Default."

DEATH BENEFIT GUARANTEE

On Policies issued and maintained with a minimum face amount of $250,000, as long as the Death Benefit Guarantee Cumulative Premium Test or, where applicable, the Fund Value Test is satisfied, the Company guarantees that the Policy will not go into default (i) prior to the life insured's attaining age 100 if Death Benefit Option 1 is maintained throughout the life of the Policy and (ii) prior to the life insured reaching age 85 if Death Benefit Option 2 is selected at any time, regardless of the investment performance of the Funds underlying the Policy Value. On Policies with face amounts of less than $250,000 there is no Death Benefit Guarantee after the third policy anniversary. See DETAILED INFORMATION ABOUT THE POLICIES; Premium Provisions -- "Death Benefit Guarantee."

NO LAPSE GUARANTEE

On Policies issued with a face amount of at least $250,000, as long as the No Lapse Guarantee Cumulative Premium Test is satisfied, First North American will guarantee that the Policy will not go into default, even if a combination of Policy loans, adverse investment experience and other factors should cause the Policy's Net Cash Surrender Value to be insufficient to meet the monthly deductions due at the beginning of a policy month. For purposes of determining the face amount at issue for the No Lapse Guarantee, the face amount shall include any amounts purchased under the supplementary insurance option. The No Lapse Guarantee Period is the first 5 Policy Years for life insureds with an issue age up to and including 85. It is not offered to life insureds whose Issue Age exceeds 85. See DETAILED INFORMATION ABOUT THE POLICIES; Premium Provisions -- "No Lapse Guarantee."

REINSTATEMENT

A terminated policy may be reinstated by the policyowner within either the 21-day or five-year period following the date of termination, providing certain conditions are met. See DETAILED INFORMATION ABOUT THE POLICIES; Premium Provisions -- "Policy Reinstatement."

FREE LOOK

A Policy may be returned for a refund of premium within the later of:

    -   10 days after it is received

    -   45 days after the application for the Policy is signed

    - 10 days after First North American mails or delivers a notice of this right of withdrawal.

If a policyowner requests an increase in face amount which results in new surrender charges, the "free look" provision will also apply to the increase. See DETAILED INFORMATION ABOUT THE POLICIES; PREMIUM PROVISIONS --"Short-Term Cancellation Right and 'Free Look' Provisions."

FEDERAL TAX MATTERS

First North American believes that a Policy issued on a standard risk class basis should meet the definition of a life insurance contract as set forth in
Section 7702 of the Internal Revenue Code of 1986. With respect to a Policy issued on a substandard basis, there is less guidance available to determine if such a Policy would satisfy the Section 7702 definition of a life insurance contract, particularly if the policyowner pays the full amount of premiums permitted under such a Policy. Assuming that a Policy qualifies as a life insurance contract for Federal income tax payments, a policyowner should not be deemed to be in constructive receipt of Policy Value under a Policy until there is a distribution from the Policy. Moreover, death benefits payable under a Policy should be completely excludable from the gross income of the beneficiary. As a result, the beneficiary generally should not be taxed on these proceeds. See MISCELLANEOUS MATTERS -- FEDERAL INCOME TAX CONSIDERATIONS -- (TAX STATUS OF THE POLICY).

Under certain circumstances, a Policy may be treated as a "Modified Endowment Contract." If the Policy is a Modified Endowment Contract, then all pre-death distributions, including Policy loans, will be treated first as a distribution of taxable income and then as a return of investment in the Policy. In addition, prior to age 59-1/2 any such distributions generally will be subject to a 10% penalty tax. See MISCELLANEOUS MATTERS -- FEDERAL INCOME TAX CONSIDERATIONS -- (TAX TREATMENT OF POLICY BENEFITS).

If the Policy is not a Modified Endowment Contract, distributions generally will be treated first as a return of investment in the Policy and then a disbursement of taxable income. Moreover, loans will not be treated as distributions. Select Loans may, however, be treated as taxable distributions. A policyowner considering the use of systematic policy loans as one element of a comprehensive retirement income plan should consult his or her personal tax adviser regarding the potential tax consequences if such loans were to so reduce Policy Value that the Policy would lapse, absent additional payments. The premium payment necessary to avert lapse would increase with the age of the insured. Finally, neither distributions nor loans under a Policy that is not a Modified Endowment Contract are subject to the 10% penalty tax. See MISCELLANEOUS MATTERS -- FEDERAL INCOME TAX CONSIDERATIONS -- (DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS).

The United States Congress has in the past considered, and in the future may consider legislation that, if enacted, could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, or adopt new interpretations of existing laws, state tax laws or, if the policyowner is not a United States resident, foreign tax laws, which may affect the tax consequences to him or her, the lives insured or the beneficiary. These laws may change from time to time without notice and, as a result, the tax consequences may be altered. There is no way of predicting whether, when or in what form any such change would be adopted. Any such change could have a retroactive effect regardless of the date of enactment. The Company suggests that a tax adviser be consulted.

ESTATE AND GENERATION-SKIPPING TAXES

The proceeds of this life insurance policy may be taxable under Estate and Generation-Skipping Tax provisions of the Internal Revenue Code. The policyowner should consult his or her tax adviser regarding these taxes.

GENERAL INFORMATION ABOUT FIRST NORTH AMERICAN,
VARIABLE LIFE ACCOUNT I, AND NASL SERIES TRUST

FIRST NORTH AMERICAN AND MANUFACTURERS LIFE

First North American is a stock life insurance company organized under the laws of New York in 1992. The Company's principal office is located at International Corporate Center, 555 Theodore Fremd Avenue, Rye, New York 10580. The Company is a wholly-owned subsidiary of North American Security Life Insurance Company, ("Security Life" or "Parent"). Security Life is a stock life insurance company organized under the laws of Delaware in 1979 with its principal office located at 116 Huntington Avenue, Boston, Massachusetts 02116.

The ultimate parent of the Company is Manufacturers Life. Prior to January 1, 1996, Security Life was a wholly owned subsidiary of North American Life Assurance Company ("NAL"), a Canadian mutual life insurance company. On January 1, 1996 NAL and Manulife merged with the combined company retaining the Manulife name.

Effective January 1, 1996, immediately following the merger of NAL and Manufacturers Life, Security Life experienced a corporate restructuring which resulted in the formation of a newly organized holding corporation, NAWL Holding Co. ("NAWL"). NAWL holds all of the outstanding shares of Security Life and Wood Logan Associates, Inc. ("WLA"). Manufacturers Life owns all class A shares of NAWL, representing 85% of the voting shares of NAWL. Certain employees of WLA own all class B shares, which represent the remaining 15% voting interest in NAWL.

FIRST NORTH AMERICAN'S VARIABLE LIFE ACCOUNT I

First North American established its Variable Life Account I on May 6, 1997, subject to approval by the Superintendent of Insurance of New York, as a separate account under New York law. The Separate Account holds assets that are segregated from all of First North American's other assets. The Separate Account is currently used only to support variable life insurance policies.

First North American is the legal owner of the assets in the Separate Account. The income, gains and losses of the Separate Account, whether or not realized, are, in accordance with applicable contracts, credited to or charged against the Account without regard to the other income, gains or losses of First North American. First North American will at all times maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to variable benefits under all policies participating in the Separate Account. These assets may not be charged with liabilities which arise from any other business First North American conducts. However, all obligations under the variable life insurance policies are general corporate obligations of First North American.

The Separate Account is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended ("1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve any supervision by the SEC of the management or investment policies or practices of the Separate Account. For state law purposes the Separate Account is treated as a part or division of First North American.

NASL SERIES TRUST

Each sub-account of the Separate Account will purchase shares only of a particular NASL Trust. NASL Series Trust is registered under the 1940 Act as an open-end management investment company. The Separate Account will purchase and redeem shares of NASL Trusts at net asset value. Shares will be redeemed to the extent necessary for First North American to provide benefits under the Policies, to transfer assets from one sub-account to another or to the general account as requested by policyowners, and for other purposes consistent with the Policies. Any dividend or capital gain distribution received from a Portfolio will be reinvested immediately at net asset value in shares of that Portfolio and retained as assets of the corresponding sub-account.

NASL Series Trust shares are issued to fund benefits under both variable annuity contracts and variable life insurance policies issued by the Company or life insurance companies affiliated with the Company. First North American will purchase shares through its general account for certain limited purposes including initial portfolio seed money. For a description of the procedures for handling potential conflicts of interest arising from the funding of such benefits see the accompanying NASL Series Trust prospectus.

NASL Series Trust receives investment advisory services from NASL Financial Services, Inc. NASL Financial Services, Inc. is a registered investment adviser under the Investment Advisers Act of 1940. NASL Series Trust also employs subadvisers. The following subadvisers provide investment subadvisory services to the indicated portfolios:



PORTFOLIO                                            SUBADVISER
---------                                            ----------

AGGRESSIVE GROWTH PORTFOLIOS
   Pacific Rim Emerging Markets Trust                Manufacturers Adviser Corporation*
   Science & Technology Trust                        T. Rowe Price Associates, Inc.
   International Small Cap Trust                     Founders Asset Management, Inc.
   Emerging Growth Trust                             Warburg, Pincus Counsellors, Inc.
   Pilgrim Baxter Growth Trust                       Pilgrim Baxter & Associates, Ltd.
   Small/Mid Cap Trust                               Fred Alger Management, Inc.
   International Stock Trust                         Rowe Price-Fleming International, Inc.

GROWTH PORTFOLIOS
   Worldwide Growth Trust                            Founders Asset Management, Inc.
   Global Equity Trust                               Morgan Stanley Asset Management Inc.
   Growth Trust                                      Founders Asset Management, Inc.
   Equity Trust                                      Fidelity Management Trust Company
   Quantitative Equity Trust                         Manufacturers Adviser Corporation*
   (formerly Common Stock Fund)
   Equity Index Trust                                Manufacturers Adviser Corporation*
   Blue Chip Growth Trust                            T. Rowe Price Associates, Inc.
   Real Estate Securities Trust                      Manufacturers Adviser Corporation*


PORTFOLIO                                            SUBADVISER
---------                                            ----------

GROWTH & INCOME PORTFOLIOS
   Value Trust                                       Miller Anderson & Sherrerd, LLP
   International Growth and Income Trust             J.P. Morgan Investment Management Inc.
   Growth and Income Trust                           Wellington Management Company
   Equity-Income Trust                               T. Rowe Price Associates, Inc.

BALANCED PORTFOLIOS
   Balanced Trust                                    Founders Asset Management, Inc.
   Aggressive Asset Allocation Trust                 Fidelity Management Trust Company
   Moderate Asset Allocation Trust                   Fidelity Management Trust Company
   Conservative Asset Allocation Trust               Fidelity Management Trust Company

BOND PORTFOLIOS
   High Yield Trust                                  Miller Anderson & Sherrerd, LLP
   Strategic Bond Trust                              Salomon Brothers Asset Management Inc
   Global Government Bond Trust                      Oechsle International Advisors, L.P.
   Capital Growth Bond Trust                         Manufacturers Adviser Corporation*
   Investment Quality Bond Trust                     Wellington Management Company
   U.S. Government Securities Trust                  Salomon Brothers Asset Management Inc

MONEY MARKET PORTFOLIOS
   Money Market Trust                                Manufacturers Adviser Corporation*

LIFESTYLE PORTFOLIOS
   Lifestyle Aggressive 1000 Trust                   Manufacturers Adviser Corporation*
   Lifestyle Growth 820 Trust                        Manufacturers Adviser Corporation*
   Lifestyle Balanced 640 Trust                      Manufacturers Adviser Corporation*
   Lifestyle Moderate 460 Trust                      Manufacturers Adviser Corporation*
   Lifestyle Conservative 280 Trust                  Manufacturers Adviser Corporation*

----------

* Manufacturers Adviser Corporation is an indirect wholly-owned subsidiary of Manufacturers Life.

INVESTMENT OBJECTIVES AND CERTAIN POLICIES OF THE PORTFOLIOS

The investment objectives and certain policies of the Portfolios currently available to policyowners through corresponding sub-accounts are set forth below. There is, of course, no assurance that these objectives will be met.

AGGRESSIVE GROWTH PORTFOLIOS

PACIFIC RIM EMERGING MARKETS TRUST. The investment objective of the Pacific Rim Emerging Markets Trust is to achieve long-term growth of capital. Manufacturers Adviser Corporation ("MAC") manages the Pacific Rim Emerging Markets Trust and seeks to achieve this investment objective by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries of the Pacific Rim region.

SCIENCE & TECHNOLOGY TRUST. The investment objective of the Science & Technology Trust is long-term growth of capital. Current income is incidental to the portfolio's objective. T. Rowe Price Associates, Inc. manages the Science & Technology Trust.

INTERNATIONAL SMALL CAP TRUST. The investment objective of the International Small Cap Trust is to seek long-term capital appreciation. Founders Asset Management, Inc. ("Founders") manages the International Small Cap Trust and will pursue this objective by investing primarily in securities issued by foreign companies which have total market capitalizations or annual revenues of $1 billion or less. These securities may represent companies in both established and emerging economies throughout the world.

EMERGING GROWTH TRUST. The investment objective of the Emerging Growth Trust is maximum capital appreciation. Warburg, Pincus Counsellors, Inc. manages the Emerging Growth Trust and will pursue this objective by investing primarily in a portfolio of equity securities of domestic companies. The Emerging Growth Trust ordinarily will invest at least 65% of its total assets in common stocks or warrants of emerging growth companies that represent attractive opportunities for maximum capital appreciation.

PILGRIM BAXTER GROWTH TRUST. The investment objective of the Pilgrim Baxter Growth Trust is capital appreciation. Pilgrim Baxter & Associates, Ltd. ("PBHG") manages the Pilgrim Baxter Growth Trust and seeks to achieve its objective by investing in companies believed by PBHG to have an outlook for strong earnings growth and the potential for significant capital appreciation.

SMALL/MID CAP TRUST. The investment objective of the Small/Mid Cap Trust is to seek long term capital appreciation. Fred Alger Management, Inc. manages the Small/Mid Cap Trust and will pursue this objective by investing at least 65% of the portfolio's total assets (except during temporary defensive periods) in small/mid cap equity securities.

INTERNATIONAL STOCK TRUST. The investment objective of the International Stock Trust is to achieve long-term growth of capital. Rowe Price-Fleming International, Inc. manages the International Stock Trust and seeks to obtain this objective by investing primarily in common stocks of established, non-U.S. companies.

GROWTH PORTFOLIOS

WORLDWIDE GROWTH TRUST. The investment objective of the Worldwide Growth Trust is long-term growth of capital. Founders manages the Worldwide Growth Trust and seeks to attain this objective by normally investing at least 65% of its total assets in equity securities of growth companies in a variety of markets throughout the world.

GLOBAL EQUITY TRUST. The investment objective of the Global Equity Trust is long-term capital appreciation. Morgan Stanley Asset Management Inc. manages the Global Equity Trust and intends to pursue this objective by investing primarily in equity securities of issuers throughout the world, including U.S. issuers.

GROWTH TRUST. The investment objective of the Growth Trust is to seek long-term growth of capital. Founders manages the Growth Trust and will pursue this objective by investing, under normal market conditions, at least 65% of its total assets in common stocks of well-established, high-quality growth companies that Founders believes have the potential to increase earnings faster than the rest of the market.

EQUITY TRUST. The principal investment objective of the Equity Trust is growth of capital. Current income is a secondary consideration although growth of income may accompany growth of capital. Fidelity Management Trust Company manages the Equity Trust and seeks to attain the foregoing objective by investing primarily in common stocks of United States issuers or securities convertible into or which carry the right to buy common stocks.

QUANTITATIVE EQUITY TRUST (FORMERLY COMMON STOCK FUND). The investment objective of the Quantitative Equity Trust is to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above-average rate of return. MAC manages the Quantitative Equity Trust.

EQUITY INDEX TRUST. The investment objective of the Equity Index Trust is to achieve investment results which approximate the total return of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. MAC manages the Equity Index Trust.

BLUE CHIP GROWTH TRUST. The primary investment objective of the Blue Chip Growth Trust is to provide long-term growth of capital. Current income is a secondary objective, and many of the stocks in the Portfolio are expected to pay dividends. T. Rowe Price Associates, Inc. manages the Blue Chip Growth Trust.

REAL ESTATE SECURITIES TRUST. The investment objective of the Real Estate Securities Trust is to achieve a combination of long-term capital appreciation and satisfactory current income by investing in real estate related equity and debt securities. MAC manages the Real Estate Securities Trust.

GROWTH & INCOME PORTFOLIOS

VALUE TRUST. The investment objective of the Value Trust is to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk. Miller Anderson & Sherrerd, LLP ("MAS") manages the Value Trust and seeks to attain this objective by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.

INTERNATIONAL GROWTH AND INCOME TRUST. The investment objective of the International Growth and Income Trust is to seek long-term growth of capital and income. The portfolio is designed for investors with a long-term investment horizon who want to take advantage of investment opportunities outside the United States. J.P. Morgan Investment Management Inc. manages the International Growth and Income Trust.

GROWTH AND INCOME TRUST. The investment objective of the Growth and Income Trust is to provide long-term growth of capital and income consistent with prudent investment risk. Wellington Management Company manages the Growth and Income Trust and seeks to achieve the Trust's objective by investing primarily in a diversified portfolio of common stocks of U.S. issuers which Wellington Management Company believes are of high quality.

EQUITY-INCOME TRUST. The investment objective of the Equity-Income Trust (prior to December 31, 1996, the "Value Equity Trust") is to provide substantial dividend income and also long term capital appreciation. T. Rowe Price Associates, Inc. manages the Equity-Income Trust and seeks to attain this objective by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

BALANCED PORTFOLIOS

BALANCED TRUST. The investment objective of the Balanced Trust is current income and capital appreciation. Founders Asset Management, Inc. is the manager of the Balanced Trust and seeks to attain this objective by investing in a balanced portfolio of common stocks, U.S. and foreign government obligations and a variety of corporate fixed-income securities.

AUTOMATIC ASSET ALLOCATION TRUSTS (AGGRESSIVE, MODERATE AND CONSERVATIVE). The investment objective of each of the Automatic Asset Allocation Trusts is to realize the highest potential total return consistent with a specified level of risk tolerance -- conservative, moderate or aggressive. The amount of each Portfolio's assets invested in each category of securities -- debt, equity, and money market -- is dependent upon the judgment of Fidelity Management Trust Company as to what percentages of each Portfolio's assets in each category will contribute to the limitation of risk and the achievement of its investment objective.

BOND PORTFOLIOS

HIGH YIELD TRUST. The investment objective of High Yield Trust is to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk. MAS manages the High Yield Trust and seeks to attain this objective by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

STRATEGIC BOND TRUST. The investment objective of the Strategic Bond Trust is to seek a high level of total return consistent with preservation of capital. The Strategic Bond Trust seeks to achieve its objective by giving its Subadviser, Salomon Brothers Asset Management Inc ("SBAM") broad discretion to deploy the Strategic Bond Trust's assets among certain segments of the fixed-income market as SBAM believes will best contribute to the achievement of the portfolio's objective.

GLOBAL GOVERNMENT BOND TRUST. The investment objective of the Global Government Bond Trust is to seek a high level of total return by placing primary emphasis on high current income and the preservation of capital. Oechsle International Advisors, L.P. manages the Global Government Bond Trust and intends to pursue this objective by investing primarily in a selected global portfolio of high-quality, fixed-income securities of foreign and U.S. governmental entities and supranational issuers.

CAPITAL GROWTH BOND TRUST. The investment objective of the Capital Growth Bond Trust is to achieve growth of capital by investing in medium-grade or better debt securities, with income as a secondary consideration. MAC manages the Capital Growth Bond Trust. The Capital Growth Bond Trust differs from most "bond" funds in that its primary objective is capital appreciation, not income.

INVESTMENT QUALITY BOND TRUST. The investment objective of the Investment Quality Bond Trust is to provide a high level of current income consistent with the maintenance of principal and liquidity. Wellington Management Company manages the Investment Quality Bond Trust and seeks to achieve the Trust's objective by investing primarily in a diversified portfolio of investment grade corporate bonds and U.S. Government bonds with intermediate to longer term maturities.

U.S. GOVERNMENT SECURITIES TRUST. The investment objective of the U.S. Government Securities Trust is to obtain a high level of current income consistent with preservation of capital and maintenance of liquidity. SBAM manages the U.S. Government Securities Trust and seeks to attain its objective by investing a substantial portion of its assets in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

MONEY MARKET PORTFOLIO

MONEY MARKET TRUST. The investment objective of the Money Market Trust is to obtain maximum current income consistent with preservation of principal and liquidity. MAC manages the Money Market Trust and seeks to achieve this objective by investing in high quality, U.S. dollar denominated money market instruments.

LIFESTYLE PORTFOLIOS

LIFESTYLE AGGRESSIVE 1000 TRUST. The investment objective of the Lifestyle Aggressive 1000 Trust is to provide long term growth of capital. Current income is not a consideration. MAC seeks to achieve this objective by investing approximately 100% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in equity securities.

LIFESTYLE GROWTH 820 TRUST. The investment objective of the Lifestyle Growth 820 Trust is to provide long term growth of capital with consideration also given to current income. MAC seeks to achieve this objective by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 80% of its assets in Underlying Portfolios which invest primarily in equity securities.

LIFESTYLE BALANCED 640 TRUST. The investment objective of the Lifestyle Balanced 640 Trust is to provide a balance between high level of current income and growth of capital with a greater emphasis given to capital growth. MAC seeks to achieve this objective by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

LIFESTYLE MODERATE 460 TRUST. The investment objective of the Lifestyle Moderate 460 Trust is to provide a balance between a high level of current income and growth of capital with a greater emphasis given to high income. MAC seeks to achieve this objective by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

LIFESTYLE CONSERVATIVE 280 TRUST. The investment objective of the Lifestyle Conservative 280 Trust is to provide a high level of current income with some consideration also given to growth of capital. MAC seeks to achieve this objective by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

A full description of the NASL Series Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying NASL Series Trust prospectus, which should be read together with this prospectus.

DETAILED INFORMATION ABOUT THE POLICIES

PREMIUM PROVISIONS

POLICY ISSUE AND INITIAL PREMIUM

To purchase a Policy, an applicant must submit a completed application. First North American will issue a Policy only if it has a face amount of at least $50,000 ($100,000 for preferred risk policies). A Policy will generally be issued to persons between ages 0 and 90. In certain circumstances the Company may at its sole discretion issue a Policy to persons above age 90. Before issuing a Policy, First North American will require evidence of insurability satisfactory to it. A life insured will have a risk class of preferred/non-smoker, preferred/smoker, standard/non-smoker or standard/smoker as determined by underwriting rules. Persons failing to meet standard underwriting requirements nonetheless may be eligible to purchase a Policy provided an additional rating is assigned. Acceptance of an application is subject to the Company's insurance underwriting rules. Each Policy is issued with a policy date from which policy years, policy months and policy anniversaries are all determined. Each Policy also has an effective date which is the date the Company becomes obligated under the Policy and when the first monthly deductions are taken. If an application is accompanied by a check for at least the Initial Premium and the application is accepted, the policy date will be the date the application and check were received at the First North American Service Office and the effective date will be the date First North American's underwriters approve issuance of the Policy. If an application is accompanied by a check for at least the Initial Premium, the life insured may be covered under the terms of a conditional insurance agreement until the effective date. If an application accepted by the Company is not accompanied by a check for at least the Initial Premium, the Policy will be issued with a policy date which is seven days after issuance of the Policy (the "issue date") and with an effective date which is the date the Service Office receives at least the Initial Premium. In certain situations a different policy date may be used. The Initial Premium must be received within 60 days after the policy date; however, the Initial Premium may be required within 30 days on Policies issued with Additional Ratings. If the Initial Premium is not paid or if the application is rejected, the Policy will be canceled and any premiums paid will be returned to the applicant.

Under certain circumstances a Policy may be issued with a backdated policy date. A Policy will not be backdated more than six months before the date of the application for the Policy. Monthly deductions will be made for the period the policy date is backdated.

All premiums received prior to the effective date of a Policy will be credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market Trust. On the effective date, the premiums paid plus interest credited, net of deductions for federal, state and local taxes, will be allocated among the Investment Accounts or the Guaranteed Interest Account in accordance with the policyowner's instructions.

All premiums received on or after the effective date of the Policy will be allocated among the Investment Accounts or the Guaranteed Interest Account as of the date the premiums were received at the First North American Service Office. Monthly deductions are due on the policy date and at the beginning of each policy month thereafter. However, if due prior to the effective date, they will be taken on the effective date instead of the dates they were due.

PREMIUM ALLOCATION

Net Premiums may be allocated to either the Guaranteed Interest Account for accumulation at a rate of interest equal to at least 4% or to one or more of the Investment Accounts for investment in the Portfolio shares held by the corresponding sub-account of the Separate Account. Allocations among the Investment Accounts and the Guaranteed Interest Account are made as a percentage of the Net Premium. The percentage allocation to any account may be any whole number between zero and 100, provided the total percentage allocations equal
100. A policyowner may change the way in which Net Premiums are allocated at any time without charge. The change will take effect on the date a written or authorized telephonic request for change, in a format satisfactory to the Company, is received at the First North American Service Office.

PREMIUM LIMITATIONS

After the payment of the Initial Premium, premiums may be paid at any time and in any amount during the lifetime of the life insured subject to certain limitations. After the Initial Premium, all premiums must be paid to the First North American Service Office. Unlike traditional insurance, premiums are not payable at specified intervals or in specified amounts. A Policy will be issued with a Planned Premium which is based on the amount of premium the policyowner wishes to pay. It is recommended that the Planned Premium be such that the No Lapse Guarantee or Death Benefit Guarantee Cumulative Premium Test (see Insurance Benefits -- "No Lapse Guarantee" and "Death Benefit Guarantee") will be satisfied.

First North American will send notices to the policyowner setting forth the Planned Premium at the payment interval selected by the policyowner, unless payment is being made pursuant to a pre-authorized payment plan. However, the policyowner is under no obligation to make the indicated payment.

First North American will not accept any premium payment which is less than $50, unless the premium is payable pursuant to a pre-authorized payment plan. In that case the Company will accept a payment of as little as $10. First North American may change these minimums on 90 days' written notice. The Policies also limit the sum of the premiums that may be paid at any time in order to preserve the qualification of the Policies as life insurance for federal tax purposes. These limitations are set forth in each Policy. First North American reserves the right to refuse or refund any premium payments that may cause the Policy to fail to qualify as life insurance under applicable tax law.

SHORT-TERM CANCELLATION RIGHT AND "FREE LOOK" PROVISIONS

A Policy may be returned for a refund of the premium within 10 days after it is received, within 45 days after the application for the Policy is signed, or within 10 days after First North American mails or delivers a notice of right of withdrawal, whichever is latest. The Policy can be mailed or delivered to the First North American agent who sold it or to the First North American Service Office. Immediately on such delivery or mailing, the Policy shall be deemed void from the beginning. Within seven days after receipt of the returned Policy at its Service Office, First North American will refund any premium paid. First North American reserves the right to delay the refund of any premium paid by check until the check has cleared.

If a policyowner requests an increase in face amount which results in new surrender charges, he or she will have the same rights as described above to cancel the increase. If canceled, the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the increase not taken place. A policyowner may request a refund of all or any portion of premiums paid during the free look period, and the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the premiums not been paid.

INSURANCE BENEFIT

THE INSURANCE BENEFIT

If the Policy is in force at the time of the life insured's death, First North American will pay an insurance benefit based on the death benefit option selected by the policyowner upon receipt of due proof of death. The amount payable will be the death benefit under the selected option, plus any amounts payable under any supplementary benefits added to the Policy, less the value of the Policy Debt at the date of death. The insurance benefit will be paid in one sum unless another form of settlement option is agreed to by the beneficiary and the Company. If the insurance benefit is paid in one sum, First North American will pay interest from the date of death to the date of payment. If the life insured should die after the Company's receipt of a request for surrender, no insurance benefit will be payable, and First North American will pay only the Net Cash Surrender Value.

NO LAPSE GUARANTEE

On Policies issued with a face amount of at least $250,000 (calculated as described below), the policyowner may elect the No Lapse Guarantee. If elected, as long as the No Lapse Guarantee Cumulative Premium Test (see below) is satisfied during the No Lapse Guarantee Period, as described below, First North American will guarantee that the Policy will not go into default (see OTHER GENERAL PROVISIONS -- "Policy Default"), even if a combination of Policy loans, adverse investment experience and other factors should cause the Policy's Net Cash Surrender Value to be insufficient to meet the monthly deductions due at the beginning of a policy month. For purposes of determining the face amount at issue for the No Lapse Guarantee, the face amount shall include any amounts purchased under the supplementary insurance option.

The No Lapse Guarantee Period is the first 5 Policy Years for life insureds with an issue age up to and including 85. It is not offered to life insureds whose Issue Age exceeds 85.

While the No Lapse Guarantee is in effect, First North American will determine at the beginning of each policy month whether the No Lapse Guarantee Cumulative Premium Test, described below, has been satisfied. If it has not been satisfied, the Company will notify the policyowner of that fact and allow a 61-day grace period in which the policyowner may make a premium payment sufficient to keep the No Lapse Guarantee in effect. This required payment, as described in the notification to the policyowner, will be equal to the outstanding premium requirement as of the date the No Lapse

Guarantee was not satisfied plus the Monthly No Lapse Guarantee Premium due for the next two policy months. If the required payment is not received by the end of the grace period, the No Lapse Guarantee will terminate, and the Policy subsequently may go into default if the Policy's Net Cash Surrender Value is insufficient to meet the monthly deductions due at the beginning of a policy month. A death benefit option change will also terminate the No Lapse Guarantee if it is in effect at the time of the change as will a decrease in face amount below $250,000. The No Lapse Guarantee cannot be reinstated after it has been terminated. See OTHER GENERAL POLICY PROVISIONS -- "Policy Default," and INSURANCE BENEFIT -- "Death Benefit Option Changes."

NO LAPSE GUARANTEE CUMULATIVE PREMIUM TEST

The No Lapse Guarantee Cumulative Premium Test is satisfied if, as of the beginning of the policy month, the sum of all premiums paid to date less any partial withdrawals and less any Policy Debt is at least equal to the sum of the Monthly No Lapse Guarantee Premiums due since the policy date, as follows:

The Policy will satisfy the No Lapse Guarantee Cumulative Premium Test if (a) is greater than or equal to (b), where:

      (a) is the sum of all premiums paid, less any partial withdrawals and less any Policy Debt;

and

      (b) is the sum of the Monthly No Lapse Guarantee Premiums due since the policy date.

The Monthly No Lapse Guarantee Premium is one-twelfth of the No Lapse Guarantee Premium. The No Lapse Guarantee Premium is set forth in the Policy. It is subject to change if the face amount of the Policy is changed (see INSURANCE BENEFIT -- "Face Amount Changes"), or if there is any change in the supplementary benefits added to the Policy or in the risk class of any life insured.

DEATH BENEFIT GUARANTEE

Policies With Face Amounts Of At Least $250,000. If elected by the policyowner, on policies issued and maintained with a minimum face amount of $250,000, if the Death Benefit Guarantee Cumulative Premium Test (see below) is satisfied, First North American will guarantee that the Policy will not go into default (See OTHER GENERAL POLICY PROVISIONS --"Policy Default") even if a combination of policy loans, adverse investment experience or other factors should cause the Policy's Net Cash Surrender Value to be insufficient to meet the monthly deductions due at the beginning of a policy month.

If elected by the policyowner, on Policies issued and maintained with a minimum face amount of $250,000, if after the tenth policy anniversary the Death Benefit Guarantee Cumulative Premium Test is not satisfied but the Fund Value Test (see below) is satisfied, First North American will keep the Death Benefit Guarantee in effect.

This Death Benefit Guarantee will expire at the end of a policy year specified in the Policy, currently (i) the year in which the life insured reaches attained age 100 if Death Benefit Option 1 is maintained throughout the life of the Policy and (ii) the year in which the life insured reaches attained age 85 if Death Benefit Option 2 is selected at any time. While the guarantee is in effect, First North American will determine at the beginning of each policy month whether the Death Benefit Guarantee Cumulative Premium Test or the Fund Value Test has been satisfied. If neither has been satisfied, the Company will notify the policyowner of that fact and allow a 61-day grace period in which the policyowner may make a premium payment sufficient to keep the Death Benefit Guarantee in effect. The required payment will be equal to the outstanding premium required to meet the Death Benefit Guarantee Cumulative Premium Test at the date neither test was satisfied, plus the Monthly Death Benefit Guarantee Premium due for the next two policy months. If the required payment is not received by the end of the grace period, the Death Benefit Guarantee will terminate. Once the Death Benefit Guarantee is terminated, it cannot be reinstated.

POLICIES WITH FACE AMOUNTS UNDER $250,000. On Policies with a face amount less than $250,000 at issue or after face amount decrease, if the Death Benefit Guarantee Cumulative Premium Test is satisfied in the first three years, First North American will guarantee that the Policy will not go into default even if a combination of policy loans, adverse investment experience or other factors should cause the Policy's Net Cash Surrender Value to be insufficient to meet the monthly deductions due at the beginning of a policy month. After the third policy anniversary, there is no Death Benefit Guarantee on (a) Policies issued with face amounts of less than $250,000 or (b) Policies on which a face amount decrease has resulted in a face amount of less than $250,000.

DEATH BENEFIT GUARANTEE CUMULATIVE PREMIUM TEST. The Policy provides for a Death Benefit Guarantee Cumulative Premium Test. The Death Benefit Guarantee Cumulative Premium Test is satisfied if at the beginning of each policy month the sum of all premiums paid to date less any partial withdrawals and any Policy Debt is at least equal to the sum of the Monthly Death Benefit Guarantee Premiums due since the policy date. The Death Benefit Guarantee Premium is set forth in the Policy. It is subject to change if the face amount of the Policy or the death benefit option is changed (see -- "Death Benefit Option Changes" and "Face Amount Changes") or if there is any change in the supplementary benefits added to the Policy or in the risk class of the life insured.

FUND VALUE TEST. The Policy provides for a Fund Value Test. The Fund Value Test is applicable after the tenth anniversary of the Policy. The Fund Value Test is satisfied if at the beginning of each policy month the Net Policy Value is greater than or equal to the Gross Single Premium.

DEATH BENEFIT OPTIONS

The Policy permits the policyowner to select one of two death benefit options -- Option 1 and Option 2. Under Option 1 the death benefit is the face amount of the Policy at the date of death or, if greater, the Policy Value at the date of death multiplied by the applicable percentage in the table set forth below. Under Option 2 the death benefit is the face amount of the Policy plus the Policy Value at the date of death or, if greater, the Policy Value at the date of death multiplied by the applicable percentage in the following table:


                   Corridor                        Corridor                        Corridor                        Corridor
       Age        Percentage           Age        Percentage           Age        Percentage        Age           Percentage
   40 & below           250%           51               178%            62            126%           73               109%
       41               243            52               171             63            124            74               107
       42               236            53               164             64            122           75-90             105
       43               229            54               157             65            120            91               104
       44               222            55               150             66            119            92               103
       45               215            56               146             67            118            93               102
       46               209            57               142             68            117            94               101
       47               203            58               138             69            116        95 & above           100
       48               197            59               134             70            115
       49               191            60               130             71            113
       50               185            61               128             72            111

Regardless of which death benefit option is in effect, the relationship of Policy Value to death benefit will change whenever the "corridor percentages" are used to determine the amount of the death benefit. This will occur whenever multiplying the Policy Value by the applicable percentage set forth in the above table results in a greater death benefit than would otherwise apply under the selected option. For example, assume the life insured under a Policy with a face amount of $100,000 has an attained age of 40. If Option 1 is in effect, the corridor percentage will produce a greater death benefit whenever the Policy Value exceeds $40,000 (250% x $40,000 = $100,000). If the Policy Value is less than $40,000, an incremental change in Policy Value, up or down, will have no effect on the death benefit. If the Policy Value is greater than $40,000, an incremental change in Policy Value will result in a change in the death benefit by a factor of 2.5. Thus, if the Policy Value were to increase to $40,010, the death benefit would be increased to $100,025 (250% x $40,010 = $100,025).

If Option 2 were in effect in the above example, the corridor percentage would produce a greater death benefit whenever the Policy Value exceeded $66,667 (250% x 66,667 = 166,667). At that point the death benefit produced by multiplying the Policy Value by 250% would result in a greater amount than adding the Policy Value to the face amount of the Policy. If the Policy Value is less than $66,667, an incremental change in Policy Value will have a dollar-for-dollar effect on the death benefit. If the Policy Value is greater than $66,667, an incremental change in Policy Value will result in a change in the death benefit by a factor of 2.5 in the same manner as would be the case under Option 1 when the corridor percentage determined the death benefit.

DEATH BENEFIT OPTION CHANGES

The death benefit option is selected initially by the policyowner in the application. After the Policy has been in force for two years the death benefit option may be changed effective as of any subsequent policy month. Written request for a change must be received by First North American at least 30 days prior to the beginning of a policy month in order to become effective on that date. The Company reserves the right to limit a request for change if the change would cause the Policy to fail to qualify as life insurance for tax purposes.

A change in death benefit option will result in a change in the Policy's face amount in order to avoid any change in the amount of the death benefit.

If the change in death benefit is from Option 1 to Option 2, the new face amount will be equal to the face amount prior to the change minus the Policy Value on the effective date of the change. A change to Option 2 will not be allowed if it would cause the face amount of the Policy to go below the minimum face amount of $50,000 ($100,000 for preferred risk policies). A change of death benefit option to Option 2 will shorten the death benefit guarantee period to the year in which the life insured reaches attained age 85.

If the change in death benefit is from Option 2 to Option 1, the new face amount will be equal to the face amount prior to the change plus the Policy Value on the effective date of the change. The increase in face amount resulting from a change to Option 1 will not affect the amount of surrender charges to which a Policy may be subject. The Company has the right to require satisfactory evidence of insurability before permitting a change from Option 2 to Option 1. The Company does not currently require evidence of insurability when making this change.

Policyowners who wish to have level insurance coverage should generally select Option 1. Under Option 1, increases in Policy Value usually will reduce the net amount of risk under a Policy which will reduce cost of insurance charges. This means that favorable investment performance should result in a faster increase in Policy Value than would occur under an identical Policy with Option 2 in effect. However, the larger Policy Value which may result under Option 1 will not affect the amount of the death benefit unless the corridor percentages are used to determine the death benefit.

Policyowners who want to have the Policy Value reflected in the death benefit so that any increases in Policy Value will increase the death benefit should generally select Option 2. Under Option 2, the net amount at risk will remain level unless the corridor percentages are used to determine death benefit, in which case increases in Policy Value will increase the net amount at risk.

FACE AMOUNT CHANGES

Subject to certain limitations, a policyowner may, upon written request, increase or decrease the face amount of the Policy. A change in face amount may affect the Death Benefit Guarantee Premium, the monthly deductions and surrender charges (see "Charges And Deductions"). Currently, each increase or decrease (other than a decrease resulting from a partial withdrawal) in face amount must be at least $50,000 ($100,000 for increases in preferred risk policies). First North American reserves the right to increase or decrease the minimum face amount change on 90 days' written notice to the policyowner. The Company also reserves the right to limit a change in face amount to the extent necessary to prevent the Policy from failing to qualify as life insurance for tax purposes.

INCREASES. Increases in face amount are subject to satisfactory evidence of insurability. Increases may be made only once per policy year and only after the second policy anniversary. An increase will become effective at the beginning of the next policy month following the date First North American approves the requested increase. The Company reserves the right to refuse a requested increase if the life insured's age at the effective date of the increase would be greater than the maximum issue age for new Policies at that time.

An increase in face amount will usually result in the Policy's being subject to new surrender charges. The new surrender charges will be computed as if a new Policy were being purchased for the increase in face amount. For purposes of determining the new deferred sales charge, a portion of the Policy Value at the time of the increase, and a portion of the premiums paid on or subsequent to the increase, will be deemed to be premiums attributable to the increase. See CHARGES AND DEDUCTIONS -- "Surrender Charges." Any increase in face amount to a level less than the highest face amount previously in effect will have no effect on the surrender charges to which the Policy is subject, since surrender charges, if applicable, will have been assessed in connection with the prior decrease in face amount. The insurance coverage eliminated by the decrease of the oldest face amount will be deemed to be restored first. As with the purchase of a Policy, a policyowner will have a free look right with respect to any increase resulting in new surrender charges.

No additional premium is required for a face amount increase. However, a premium payment may be necessary to prevent the Policy from going into default, since new surrender charges resulting from an increase would automatically reduce the Net Cash Surrender Value of the Policy. Moreover, a new Death Benefit Guarantee Premium will be determined.

DECREASES. A decrease in the face amount may be requested only once per policy year and only after the Policy has been in force for one year. A decrease in face amount will become effective at the beginning of the next policy month following the receipt of a properly executed request. A decrease will not be allowed if it would cause the face amount to go below the minimum face amount of $50,000 ($100,000 for preferred risk policies).

A decrease in face amount during the Surrender Charge Period will usually result in surrender charges being deducted from the Policy Value. See CHARGES AND DEDUCTIONS -- "Surrender Charges." For purposes of determining surrender and cost of insurance charges, a decrease will reduce face amount in the following order: (a) the face amount provided by the most recent increase, then (b) the face amounts provided by the next most recent increases successively, and finally (c) the initial face amount.

POLICY VALUES

POLICY VALUE

A Policy has a Policy Value, a portion of which is available to the policyowner by making a policy loan or partial withdrawal or upon surrender of the Policy. See "Policy Loans" and "Partial Withdrawals And Surrenders" below. The Policy Value may also affect the amount of the death benefit. See INSURANCE BENEFIT -- "Death Benefit Options." The Policy Value at any time is equal to the sum of the Values in the Investment Accounts, the Guaranteed Interest Account and the Loan Account. The following discussion relates only to the Investment Accounts. Policy loans are discussed under "Policy Loans" and the Guaranteed Interest Account is discussed under "The General Account." The portion of the Policy Value based on the Investment Accounts is not guaranteed and will vary each Business Day with the investment performance of the underlying Portfolio.

An Investment Account is established under each Policy for each sub-account of the Separate Account to which net premiums or transfer amounts have been allocated. Each Investment Account under a Policy measures the interest of the Policy in the corresponding sub-account. The value of the Investment Account established for a particular sub-account is equal to the number of units of that sub-account credited to the Policy times the value of such units.

Units of a particular sub-account are credited to a Policy when net premiums are allocated to that sub-account or amounts are transferred to that sub-account. Units of a sub-account are canceled whenever amounts are deducted, transferred or withdrawn from the sub-account. The number of units credited or canceled for a specific transaction is based on the dollar amount of the transaction divided by the value of the unit at the end of the Business Day on which the transaction occurs. The number of units credited with respect to a premium payment will be based on the applicable unit values at the end of the Business Day on which the premium is received at the First North American Service Office or other office or entity so designated by First North American.

Units are valued at the end of each Business Day. A Business Day is deemed to end at the time of the determination of the net asset value of the Fund shares. When an order involving the crediting or canceling of units is received after the end of a Business Day or on a day which is not a Business Day, the order will be processed on the basis of unit values determined at the end of the next Business Day. Similarly, any determination of Policy Value, Investment Account value or death benefit to be made on a day which is not a Business Day will be made at the end of the next Business Day.

The value of a unit of each sub-account was initially fixed at $12.50. For each subsequent Business Day the unit value is determined by multiplying the unit value for the preceding Business Day by the "net investment factor" for the particular sub-account for such subsequent Business Day. The net investment factor for a sub-account for any Business Day is equal to (a) divided by (b), where:

     (a) is the net asset value of the underlying Portfolio shares held by that sub-account at the end of such Business Day before any policy transactions are made on that day;

     (b) is the net asset value of the underlying Portfolio shares held by that sub-account at the end of the immediately preceding Business Day after all policy transactions have been made for that day.

First North American reserves the right to adjust the above formula for any taxes determined by it to be attributable to the operations of the sub-account.

TRANSFERS OF POLICY VALUE

A policyowner may change the extent to which his or her Policy Value is based upon any specific sub-account of the Separate Account or the Company's general account. Such changes are made by transferring amounts from one or more Investment Accounts or the Company's general account to other Investment Accounts or the Company's general account. A policyowner is permitted to make twelve transfers each policy year free of charge. Additional transfers in each policy year may be made at a cost of $25 per transfer. This charge will be allocated among the Investment Accounts and the Guaranteed Interest Account in the same proportion as the amount transferred from each bears to the total amount transferred. For this purpose all transfer requests received by First North American on the same Business Day are treated as a single transfer request.

The maximum amount that may be transferred from the Guaranteed Interest Account in any one policy year is the greater of $500 or 15% of the Guaranteed Interest Account value at the previous policy anniversary. Any transfer which involves a transfer out of the Guaranteed Interest Account may not involve a transfer to the Investment Account for the Money Market Trust.

Transfer requests must be in a format satisfactory to First North American and in writing, or by telephone, if a currently valid telephone transfer authorization form is on file. Although failure to follow reasonable procedures may result in First North American's liability for any losses resulting from unauthorized or fraudulent telephone transfers, First North American will not be liable for following instructions communicated by telephone that it reasonably believes to be genuine. First North American will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures include: confirming receipt of a valid telephone authorization form; tape recording all telephone transactions; and providing written confirmation thereof.

The policyowner may effectively convert his or her Policy to a fixed benefit policy by transferring the Policy Value in all of the Investment Accounts to the Guaranteed Interest Account and by changing his or her allocation of net premiums entirely to the Guaranteed Interest Account. As long as the entire Policy Value is allocated to the Guaranteed Interest Account, the Policy Value, other values based thereon and the death benefit will be determinable and guaranteed. The Investment Account values to be transferred to the Guaranteed Interest Account will be determined as of the Business Day on which First North American receives the request for conversion. There will be no change in the issue age, risk class of the life insured or face amount as a result of the conversion. A transfer of any or all of the Policy Value to the Guaranteed Interest Account can be made at any time, even if a prior transfer has been made during the policy month.

LIMITATIONS. To the extent that total surrenders, partial withdrawals and transfers out of a sub-account exceed total net premium allocations and transfers into that sub-account, portfolio securities of the underlying Portfolio may have to be sold. Excessive sales of the investment portfolio securities in such a situation could be detrimental to that Portfolio and to policyowners with Policy Values allocated to sub-accounts investing in that Portfolio. To protect the interests of all policyowners, the Policy's transfer privilege is limited as described below.

So long as effecting net transfers out of the Equity Index Sub-account in a particular Business Day would not reduce the number of shares of the underlying Equity Index Trust outstanding at the close of the prior Business Day by more than 5%, all such transfers will be effected. However, net transfers out of that sub-account greater than 5% would be permitted only if, and to the extent that, in the judgment of Manufacturers Adviser Corporation, they would not result in detriment to the underlying Equity Index Trust or to the interests of policyowners or others with assets allocated to that Portfolio. If and when transfers must be limited to avoid such detriment, some requests will not be effected. In determining which requests will be effected, transfers pursuant to the Dollar Cost Averaging program will be effected first, followed by Asset Allocation Balancer transfers, written requests next and telephone requests last. Within each such group, requests will be processed in the order received, to the extent possible. Policyowners whose transfer requests are not effected will be so notified. Current SEC rules preclude the Company from processing at a later date those requests that were not effected. Accordingly, a new transfer request would have to be submitted in order to effect a transfer that was not effected because of the limitations described in this paragraph. First North American may be permitted to limit transfers in certain other circumstances. See

Other Provisions -- "Payment Of Proceeds."

DOLLAR COST AVERAGING. First North American will offer policyowners a Dollar Cost Averaging program. Under this program amounts will be automatically transferred at predetermined intervals from one Investment Account to any other Investment Account(s) or the Guaranteed Interest Account.

Under the Dollar Cost Averaging program the policyowner will designate an amount to be transferred at predetermined intervals from one Investment Account into any other Investment Account(s) or the Guaranteed Interest Account. Each transfer under the Dollar Cost Averaging program must be of a minimum amount as set by First North American. Once set, this minimum may be changed at any time at the discretion of First North American. Currently, no charge will be made for this program if the Policy Value exceeds $15,000 on the date of transfer. Otherwise, there will be a charge of $5 for each transfer under this program. The charge will be deducted from the value of the Investment Account out of which the transfer occurs. If insufficient funds exist to effect a Dollar Cost Averaging transfer, including the charge, if applicable, the transfer will not be effected and the policyowner will be so notified. First North American reserves the right to cease to offer this program on 90 days' written notice to the policyowner.

ASSET ALLOCATION BALANCER TRANSFERS. First North American will also offer policyowners the ability to have amounts automatically transferred among stipulated Investment Accounts to maintain an allocated percentage in each stipulated Investment Account.

Under the Asset Allocation Balancer program the policyowner will designate an allocation of Policy Value among Investment Accounts. At six month intervals, beginning six months after the policy date, First North American will move amounts among the Investment Accounts as necessary to maintain the policyowner's chosen allocation. A change to the policyowner's premium allocation instructions will automatically result in a change in Asset Allocation Balancer instructions so that the two are identical unless the policyowner either instructs First North American differently or a Dollar Cost Averaging request is in effect. Currently, there is no charge for this program; however, First North American reserves the right to institute a charge on 90 days' written notice to the policyowner.

First North American reserves the right to cease to offer this program on 90 days' written notice to the policyowner.

POLICY LOANS

While the Policy is in force, the policyowner may borrow against the Policy Value of his or her Policy. The Policy serves as the only security for the loan. The minimum amount of any loan is $500. The maximum loan amount is the amount which would cause the Modified Policy Debt to equal the loan value of the Policy on the date of the loan. The loan value is the Policy's Cash Surrender Value less the monthly deductions due to the next policy anniversary. The Modified Policy Debt as of any date is the Policy Debt (the aggregate amount of policy loans, including borrowed interest, less any loan repayments) plus the amount of interest to be charged to the next policy anniversary, all discounted from the next policy anniversary to such date at an annual rate of 4%. An amount equal to the Modified Policy Debt is transferred to the Loan Account to ensure that a sufficient amount will be available to pay interest on the Policy Debt at the next policy anniversary.

For example, assume a Policy with a loan value of $5,000, no outstanding policy loans and a loan interest rate of 5.75%. The maximum amount that can be borrowed is an amount that will cause the Modified Policy Debt to equal $5,000. If the loan is made on a policy anniversary, the maximum loan will be $4,917. This amount at 5.75% interest will equal $5,200 one year later; $5,200 discounted to the date of the loan at 4% (the Modified Policy Debt) equals $5,000. Because the minimum rate of interest credited to the Loan Account is 4%, $5,000 must be transferred to the Loan Account to ensure that $5,200 will be available at the next policy anniversary to cover the interest accrued on the Policy Debt.

When a loan is made, First North American will deduct from the Investment Accounts or the Guaranteed Interest Account, and transfer to the Loan Account, an amount which will result in the Loan Account value being equal to the Modified Policy Debt. The policyowner may designate how the amount to be transferred to the Loan Account is allocated among the accounts from which the transfer is to be made. In the absence of instructions, the amount to be transferred will be allocated to each account in the same proportion as the value in each Investment Account and the Guaranteed Interest Account bears to the Net Policy Value. A transfer from an Investment Account will result in the cancellation of units of the underlying sub-account equal in value to the amount transferred from the Investment Account. However, since the Loan Account is part of the Policy Value, transfers made in connection with a loan will not change the Policy Value.

A policy loan may result in a Policy's failing to satisfy the No Lapse Guarantee and/or the Death Benefit Guarantee Cumulative Premium Test, since the Policy Debt is subtracted from the sum of the premiums paid in determining whether the Death Benefit Guarantee Cumulative Premium Test is satisfied. As a result, the death benefit guarantee may terminate. See Insurance Benefit -- "No Lapse Guarantee" and "Death Benefit Guarantee" and Other General Policy Provisions --"Policy Default." Moreover, if the death benefit guarantee is not in force, a policy loan may cause a Policy to be more susceptible to going into default, since a policy loan will be reflected in the Net Cash Surrender Value. See Other General Policy Provisions -- "Policy Default." A policy loan will also affect future Policy Values, since that portion of the Policy Value in the Loan Account will increase in value at the crediting interest rate rather than varying with the performance of the underlying Funds selected by the policyowner or increasing in value at the rate of interest credited for amounts allocated to the Guaranteed Interest Account. Policy loans may have tax consequences. A policyowner considering the use of systematic policy loans as one element of a comprehensive retirement income plan should consult his or her personal tax adviser regarding the potential tax consequences if such loans were to so reduce Policy Value that the Policy would lapse, absent additional payments. The premium payment necessary to avert lapse would increase with the age of the insured. See Miscellaneous Matters -- Federal Income Tax Considerations (Tax Treatment of Policy Benefits). Finally, a policy loan will affect the amount payable on the death of the life insured, since the death benefit is reduced by the value of the Policy Debt at the date of death in arriving at the insurance benefit.

INTEREST CHARGED ON POLICY LOANS. Interest on the Policy Debt will accrue daily and be payable annually on the policy anniversary. The rate of interest charged will be fixed at an effective annual rate of 5.75%. If the interest due on a policy anniversary is not paid by the policyowner, the interest will be borrowed against the Policy.

INTEREST CREDITED TO THE LOAN ACCOUNT. First North American will credit interest to any amount in the Loan Account at an effective annual rate of at least 4%. The actual rate credited is:

   - On amounts up to the Policy's Select Loan Amount, the rate of interest charged on the policy loan less an interest rate differential, currently 0%; provided, however, if at some time in the future it is determined that the current differential could cause the loan to be treated as a taxable distribution under any applicable ruling, regulation or court decision, First North American has the right to increase the differential on all subsequent Select Loan Amounts either (i) to an amount that may be prescribed in such ruling, regulation or court decision that would result in the transaction being treated as a loan under federal tax law or (ii) if no amount is prescribed, to an amount that First North American considers to be more likely to result in the transaction being treated as a loan under Federal tax law.

   - On amounts in excess of the Select Loan Amount as described above, the rate of interest charged on the policy loan less an interest rate differential, currently 1.75%.

Prior to the later of the tenth policy anniversary and the anniversary following attained age 55, the amount available as a Select Loan is zero; after the later of the tenth policy anniversary and the policy anniversary following attained age 55, the amount available annually as a Select Loan is equal to 12% of the Policy's Net Cash Surrender Value at the previous policy anniversary. The amount available as a Select Loan applies to existing and new loans. If, at the time a policyowner is considering a Select Loan, interest due currently on his or her outstanding loans equals or exceeds the Select Loan Amount, the Select Loan feature could not be used to withdraw additional cash from Policy Value. The total of all loans, including the Select Loan Amount, cannot exceed the maximum loan amount as described above.

To illustrate the amount available as a Select Loan, assume that a Policy has an issue age of 47 and a Net Cash Surrender Value on the eleventh policy anniversary of $10,000. The Select Loan Amount available during the twelfth policy year is $1,200 (12% x $10,000). Assume that at the beginning of the twelfth policy year, a loan of $1,500 is taken. $1,200 of that amount is considered the Select Loan Amount, $300 an ordinary policy loan.

At the end of the twelfth policy year, assume that the Net Cash Surrender Value is $9,000. The Select Loan Amount available during the thirteenth policy year is $1,080 (12% x $9,000). If not already repaid, the $300 from the prior year's loan that was not considered a Select Loan is immediately converted to a Select Loan, leaving $780 of the Select Loan Amount available for the thirteenth policy year (provided that the sum of all outstanding loans does not exceed the Policy's maximum loan amount). The amount of any unpaid interest on the Select Loan and the ordinary policy loan from the twelfth policy year also would be borrowed as a Select Loan up to the maximum Select Loan Amount and thereby reduce by that amount the $780 available for borrowing as a Select Loan during the remainder of the thirteenth policy year.

LOAN ACCOUNT ADJUSTMENTS. When a loan is first taken out, and at specified events thereafter, the value of the Loan Account is adjusted. Whenever the Loan Account is adjusted, the difference between (i) the Loan Account before any adjustment and (ii) the Modified Policy Debt at the time of adjustment, is transferred between the Loan Account and the Investment Accounts or the Guaranteed Interest Account. The amount transferred to or from the Loan Account will be such that the value of the Loan Account is equal to the Modified Policy Debt after the adjustment.

The specified events which cause an adjustment to the Loan Account are (i) a policy anniversary, (ii) a partial or full loan repayment, (iii) a new loan being taken out, or (iv) when an amount is needed to meet a monthly deduction. A loan repayment may be implicit in that policy debt is effectively repaid upon termination (i.e., upon death of the life insured, surrender or lapse of the policy). In each of these instances, the Loan Account will be adjusted so that any excess of the Loan Account over the Modified Policy Debt after the repayment will be included in the termination proceeds.

Except as noted below in the Loan Repayments section, amounts transferred from the Loan Account will be allocated to the Investment Accounts and the Guaranteed Interest Account in the same proportion as the value in the corresponding "loan sub-account" bears to the value of the Loan Account. A "loan sub-account" exists for each Investment Account and for the Guaranteed Interest Account. Amounts transferred to the Loan Account are allocated to the appropriate loan sub-account to reflect the account from which the transfer was made.

LOAN ACCOUNT ILLUSTRATION. (Dollar amounts in this illustration have been rounded to the nearest dollar.) The operation of the Loan Account may be illustrated by consideration of a Policy with a loan value of $5,000, a loan interest rate of 5.75%, and a maximum loan amount on a policy anniversary of $4,917. For purposes of the illustration, assume that the Select Loan Amount is zero. If a loan in the maximum amount of $4,917 is made, an amount equal to the Modified Policy Debt, $5,000, is transferred to the Loan Account. At the next policy anniversary the value of the Loan Account will have increased to $5,200 ($5,000 x 1.04) reflecting interest credited at an effective annual rate of 4.0%. At that time the loan will have accrued interest charges of $283 ($4,917 x
 .0575), bringing the Policy Debt to $5,200.

If the accrued interest charges are paid on the policy anniversary, the Policy Debt will continue to be $4,917, and the Modified Policy Debt, reflecting interest for the next policy year and discounting the Policy Debt and such interest at 4%, will be $5,000. An amount will be transferred from the Loan Account to the Guaranteed Interest Account or the Investment Accounts so that the Loan Account value will equal the Modified Policy Debt. Since the Loan Account value was $5,200, a transfer of $200 will be required ($5,200 -- $5,000).

If, however, the accrued interest charges of $283 are borrowed, an amount will be transferred from the Investment Accounts and the Guaranteed Interest Account so that the Loan Account value will equal the Modified Policy Debt recomputed at the policy anniversary. The new Modified Policy Debt is the Policy Debt, $5,200, plus loan interest to be charged to the next policy anniversary, $299 ($5,200 x
 .0575), discounted at 4%, which results in a figure of $5,288. Since the value of the Loan Account was $5,200, a transfer of $88 will be required. This amount is equivalent to the 1.75% interest rate differential on the $5,000 transferred to the Loan Account on the previous policy anniversary.

LOAN REPAYMENTS. Policy Debt may be repaid in whole or in part at any time prior to the death of the life insured provided the Policy is in force. When a repayment is made, the amount is credited to the Loan Account and a transfer is made to the Guaranteed Interest Account or the Investment Accounts so that the Loan Account at that time equals the Modified Policy Debt. Loan repayments will first be allocated to the Guaranteed Interest Account until the associated loan sub-account is reduced to zero. Loan repayments will then be allocated to each Investment Account in the same proportion as the value in the corresponding loan sub-account bears to the value of the Loan Account. Amounts paid to the Company not specifically designated in writing as loan repayments will be treated as premiums.

PARTIAL WITHDRAWALS AND SURRENDERS

After a Policy has been in force for two policy years, the policyowner may make a partial withdrawal of the Net Cash Surrender Value. The minimum amount that may be withdrawn is $500. The policyowner should specify the portion of the withdrawal to be taken from each Investment Account and the Guaranteed Interest Account. In the absence of instructions the withdrawal will be allocated among such accounts in the same proportion as the Policy Value in each account bears to the Net Policy Value. No more than one partial withdrawal may be made in any one policy month.

A partial withdrawal made during the Surrender Charge Period will usually result in the assessment of a portion of the surrender charges to which the Policy is subject (see Charges And Deductions -- "Surrender Charges") if the withdrawal is in excess of the Withdrawal Tier Amount. The Withdrawal Tier Amount is equal to 10% of the Net Cash Surrender Value determined as of the previous policy anniversary. The portion of a partial withdrawal that is considered to be in excess of the Withdrawal Tier Amount includes all previous partial withdrawals that have occurred in the current policy year. If the Option 1 death benefit is in effect under a Policy from which a partial withdrawal is made, the face amount of the Policy will be reduced. See CHARGES AND DEDUCTIONS -- SURRENDER CHARGES (CHARGES ON PARTIAL WITHDRAWALS).

A Policy may be surrendered for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less any surrender charges and outstanding monthly deductions due (the "Cash Surrender Value") minus the value of the Policy Debt. The Net Cash Surrender Value will be determined at the end of the Business Day on which First North American receives the Policy and a written request for surrender at its Service Office. After a Policy is surrendered, the insurance coverage and all other benefits under the Policy will terminate. Surrender of a Policy during the Surrender Charge Period will usually result in the assessment by First North American of surrender charges. See Charges And Deductions -- "Surrender Charges."

CHARGES AND DEDUCTIONS

Charges under the Policy are assessed as (i) deductions from premiums, (ii) surrender charges upon surrender, partial withdrawals, decreases in face amount or lapse, (iii) monthly deductions, and (iv) other charges. These charges are described below.

DEDUCTIONS FROM PREMIUMS

First North American currently makes no deduction of charges from premium payments for state and local taxes. The maximum amount of deductions for such charges which may be applicable to future premium payments is 2.35%. First North American currently makes no deduction of a charge from premium payments for federal taxes. The maximum amount of deduction for such a charge which may be applicable to future premium payments is 1.25%.

SURRENDER CHARGES

First North American will assess surrender charges upon surrender, a partial withdrawal of Policy Value in excess of the Withdrawal Tier Amount, a requested decrease in face amount, or lapse. The charges will usually be assessed if any of the above transactions occurs within the Surrender Charge Period unless the charges have been previously deducted. There are two surrender charges -- a deferred underwriting charge and a deferred sales charge.

DEFERRED UNDERWRITING CHARGE. The deferred underwriting charge is $4.50 for each $1,000 of face amount of life insurance coverage initially purchased or added by increase. In effect, the charge applies only to the first $500,000 of face amount initially purchased or the first $500,000 of each subsequent increase in face amount. Thus, the charge made in connection with any one underwriting will not exceed $2,250. The amount of the charge remains level for five years. Following the fifth year after issuance of the Policy or a face amount increase, the charge applicable to the initial face amount or increase will decrease each month by varying rates depending upon the life insured's issue age until the charge has decreased to zero. The applicable percentage of the deferred underwriting charges to which the Policy is subject is illustrated by Table 2.

The deferred underwriting charge is designed to cover the administrative expenses associated with underwriting and policy issue, including the costs of processing applications, conducting medical examinations, determining the life insured's risk class and establishing policy records.

DEFERRED SALES CHARGE. The maximum deferred sales charge is 50% of premiums paid up to a maximum number of Target Premiums that varies (from -- 0.52 to 2.59) according to the issue age of the life insured, the face amount at issue and the amount of any increase. This charge compensates the Company for some of the expenses of selling and distributing the Policies, including agents' commissions, advertising, agent training and the printing of prospectuses and sales literature.

The deferred sales charge deducted in any policy year is not specifically related to sales expenses incurred in that year. Instead, the Company expects that the major portion of the sales expenses attributable to a Policy will be incurred during the first policy year, although the deferred sales charge might be deducted up to fifteen years later. First North American anticipates that the aggregate amounts received under the Policies for sales charges will be insufficient to cover aggregate sales expenses. To the extent that sales expenses exceed sales charges, First North American will pay the excess from its other assets or surplus, including amounts derived from the mortality and expense risks charge described below.

The Target Premium for the initial face amount is specified in the Policy. A Target Premium will be computed for each increase in face amount above the highest face amount of coverage previously in effect, and the policyowner will be advised of each new Target Premium. Target Premiums depend upon the face amount of insurance provided at issue or by an increase and the issue age and sex of the life insured. The maximum number of Target Premiums subject to the deferred sales charge varies, based on the issue age of the life insured, the face amount at issue and the amount of any increase, according to Table 1:

       TABLE 1: NUMBER OF TARGET PREMIUMS SUBJECT TO DEFERRED SALES CHARGE
              (APPLICABLE TO THE INITIAL FACE AMOUNT AND INCREASES)

   AGE          $250,000         UNDER         AGE         $250,000         UNDER         AGE        $250,000         UNDER
                OR MORE         $250,000                   OR MORE        $250,000                   OR MORE         $250,000
    0            -0.44*           1.68          30           1.56           2.15          60           2.07            2.42
    1            -0.52*           1.46          31           1.61           2.19          61           2.06            2.43
    2             0.06            1.45          32           1.67           2.23          62           2.05            2.43
    3             0.24            1.45          33           1.72           2.27          63           2.05            2.43
    4             0.62            1.46          34           1.78           2.30          64           2.05            2.42
    5             0.63            1.47          35           1.83           2.33          65           2.06            2.41
    6             0.67            1.49          36           1.86           2.38          66           2.03            2.41
    7             0.69            1.51          37           1.89           2.41          67           2.03            2.41
    8             0.72            1.52          38           1.91           2.45          68           1.98            2.41
    9             0.75            1.54          39           1.94           2.49          69           1.85            2.30
    10            0.78            1.55          40           1.96           2.52          70           1.71            2.17
    11            0.82            1.58          41           1.98           2.55          71           1.59            2.05
    12            0.85            1.60          42           2.01           2.59          72           1.46            1.92
    13            0.88            1.61          43           2.04           2.57          73           1.35            1.80
    14            0.92            1.63          44           2.06           2.55          74           1.26            1.70
    15            0.88            1.52          45           2.08           2.54          75           1.16            1.60
    16            0.90            1.53          46           2.12           2.53          76           1.08            1.50
    17            0.94            1.58          47           2.17           2.51          77           1.01            1.40
    18            0.99            1.64          48           2.22           2.50          78           0.93            1.30
    19            1.03            1.68          49           2.22           2.49          79           0.87            1.22
    20            1.07            1.72          50           2.21           2.48          80           0.82            1.14
    21            1.11            1.77          51           2.19           2.47          81           0.76            1.07
    22            1.16            1.82          52           2.18           2.47          82           0.71            1.01
    23            1.20            1.86          53           2.16           2.46          83           0.67            0.95
    24            1.25            1.91          54           2.15           2.46          84           0.62            0.89
    25            1.30            1.95          55           2.14           2.45          85           0.58            0.83
    26            1.35            1.99          56           2.12           2.44          86           0.56            0.78
    27            1.40            2.04          57           2.11           2.44          87           0.54            0.73
    28            1.46            2.08          58           2.10           2.43          88           0.52            0.68
    29            1.51            2.12          59           2.08           2.43          89           0.50            0.64
                                                                                          90           0.50            0.63

* The negative Number of Target Premiums produces a negative Deferred Sales Charge. When combined with the Deferred Underwriting Charge, the negative Deferred Sales Charge reduces the total surrender charge.

The maximum deferred sales charge will be in effect for at least the first five years of the Surrender Charge Period. After that, the portion of the deferred sales charge that remains in effect will grade down at a rate that also varies according to the issue age of the life insured until, at the end of the Surrender Charge Period, there is no deferred sales charge. The table to be used to reduce the applicable deferred sales charge during the Surrender Charge Period is set forth in Table 2 to this Prospectus. The applicable table will be set forth in each Policy and the policyowner will be informed of the table to be used in connection with sales charges on increases in face amount.

In order to determine the deferred sales charge applicable to a face amount increase, First North American will treat a portion of the Policy Value on the date of increase as a premium attributable to the increase. In addition, a portion of each premium paid on or subsequent to the increase will be attributed to the increase. In each case, the portion attributable to the increase will be the ratio of the "guideline annual premium" for the increase to the sum of the guideline annual premiums for the initial face amount and all increases including the requested increase.

        TABLE 2: DEFERRED UNDERWRITING CHARGES AND DEFERRED SALES CHARGES


TRANSACTION OCCURS
AFTER
MONTHLY DEDUCTION
TAKEN
FOR LAST MONTH                PERCENT OF DEFERRED UNDERWRITING CHARGES AND DEFERRED SALES CHARGE BY ISSUE AGE*
PRECEDING                     --------------------------------------------------------------------------------

       END OF MONTH*                                                       AGE

           MONTH                 0-50              51                52                53                54                55+
           -----                 ----              --                --                --                --                ---
             12                  100%              100%              100%              100%              100%              100%
             24                  100%              100%              100%              100%              100%              100%
             36                  100%              100%              100%              100%              100%              100%
             48                  100%              100%              100%              100%              100%              100%
             60                  100%              100%              100%              100%              100%              100%
             72                   90%             88.89%            87.50%            85.71%            83.33%            80.00%
             84                   80%             77.78%            75.00%            71.43%            66.67%            60.00%
             96                   70%             66.67%            62.50%            57.14%            50.00%            40.00%
            108                   60%             55.56%            50.00%            42.86%            33.33%            20.00%
            120                   50%             44.44%            37.50%            28.57%            16.67%              0%
            132                   40%             33.33%            25.00%            14.28%              0%
            144                   30%             22.22%            12.50%              0%
            156                   20%             11.11%              0%
            168                   10%               0%
            180                    0%

* Months not shown may be calculated by interpolation.

The following example illustrates how deferred underwriting and deferred sales charges are calculated using data from Tables 1 and 2 above.

Assume a 36-year-old male (standard risk), at age 30, and who has paid $9,000 in premiums under a Policy with a Target Premium of $593 and a face amount of $100,000 surrenders his Policy during the last month of the sixth policy year.

A deferred underwriting charge of $405 would be assessed. The maximum deferred underwriting charge of $450 ($4.50 per $1,000 of face amount x 100) would be multiplied by the 90% listed in Table 2 as applicable to surrenders during the last month of the sixth policy year [90% x ($4.50 x 100) = $405].

A deferred sales charge of $573.73 would also be assessed. According to Table 1, the maximum number of Target Premiums subject to the deferred sales charge for a person who was 30 years old when his or her Policy with a face amount less than $250,000 was issued would be 2.15. Thus $1,274.95 (2.15 x $593) would be the maximum amount of premiums subject to the 50% sales charge, producing a maximum sales charge of $637.48 (50% x $1,274.95 = $637.48). Because the surrender occurs during the last month of the sixth policy year, only 90% (from Table 2 for issue age 30) of the maximum sales charge remains applicable 90% x (.50 x
2.15 X $593) = $573.73].

CHARGES ON PARTIAL WITHDRAWALS. Whenever a portion of the surrender charges is deducted as a result of a partial withdrawal of Policy Value in excess of the Withdrawal Tier Amount, the Policy's remaining surrender charges will be reduced by the amount of the charges taken. The surrender charges not assessed as a result of the 10% free withdrawal provision remain in effect under the Policy and may be assessed upon surrender or lapse, other partial withdrawals, or a requested decrease in face amount. The portion of the surrender charges assessed will be based on the ratio of the amount of the withdrawal in excess of the Withdrawal Tier Amount to the Net Cash Surrender Value of the Policy less the Withdrawal Tier Amount immediately prior to the withdrawal. The surrender charges will be deducted from each Investment Account and the Guaranteed Interest Account in the same proportion as the amount of the withdrawal taken from such account bears to the total amount of the withdrawal. If the amount in the account is insufficient to pay the portion of the surrender charges allocated to that account, then the portion of the withdrawal allocated to that account will be reduced so that the withdrawal plus the portion of the surrender charges allocated to that account equal the value of that account. Units equal to the amount of the partial withdrawal taken, and surrender charges deducted, from each Investment Account will be canceled based on the value of such units determined at the end of the Business Day on which First North American receives a written request for withdrawal at its Service Office.

If the Option 1 death benefit is in effect under a Policy from which a partial withdrawal is made, the face amount of the Policy will be reduced. If the death benefit is equal to the face amount at the time of withdrawal, the face amount will be reduced by the amount of the withdrawal plus the portion of the surrender charges assessed. If the death benefit is based upon the Policy Value times the applicable percentage set forth under Insurance Benefit -- "Death Benefit Options" above, the face amount will be reduced only to the extent that the amount of the withdrawal plus the portion of the surrender charges assessed exceeds the difference between the death benefit and the face amount. Reductions in face amount resulting from partial withdrawals will not incur any surrender charges above the surrender charges applicable to the withdrawal. When the face amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a reduction resulting from a partial withdrawal will be applied in the same manner as a requested decrease in face amount, i.e., against the face amount provided by the most recent increase, then against the next most recent increases successively and finally against the initial face amount.

CHARGES ON DECREASES IN FACE AMOUNT. As with partial withdrawals, a portion of a Policy's surrender charges will be deducted upon a decrease, or a cancellation of an increase, in face amount requested by the policyowner. Since surrender charges are determined separately for the initial face amount and each face amount increase, and since a decrease in face amount will have a different impact on each level of insurance coverage, the portion of the surrender charges to be deducted with respect to each level of insurance coverage will be determined separately. Such portion will be the same as the ratio of the amount of the reduction in such coverage to the amount of such coverage prior to the reduction.

As noted under Insurance Benefit -- "Face Amount Changes," decreases are applied to the most recent increase first and thereafter to the next most recent increases successively. The charges will be deducted from the Policy Value, and the amount so deducted will be allocated among the Investment Accounts and the Guaranteed Interest Account in the same proportion as the Policy Value in each bears to the Net Policy Value. Whenever a portion of the surrender charges is deducted as a result of a decrease in face amount, the Policy's remaining surrender charges will be reduced by the amount of the charges taken.

CHARGES REMAINING AFTER FACE AMOUNT DECREASES OR PARTIAL WITHDRAWALS. Each time a pro-rata deferred underwriting charge or a pro-rata deferred sales charge for a face amount decrease or for a partial withdrawal is deducted, the remaining deferred underwriting charge and deferred sales charge will be reduced proportionately.

The remaining deferred underwriting charge will be calculated using Table 2 above. The actual remaining charge will be the result of (a) divided by (b), multiplied by (c), where:

     (a) is the grading percentage applicable to the life insured's issue age and Policy duration;

     (b) is the grading percentage applicable to the life insured's issued age at the time of the last face amount decrease or partial withdrawal; and

     (c) is the remaining deferred sales charge prior to the last face amount decrease or partial withdrawal less the deferred underwriting charge deducted for that face amount decrease or partial withdrawal.

The remaining deferred sales charge will be calculated using Table 1 above. The actual remaining charge will be the result of (a) divided by (b), multiplied by
(c), where:

     (a) (a) is the grading percentage applicable to the Policy duration;

     (b) is the grading percentage at the time of the last face amount decrease or partial withdrawal; and

     (c) is the remaining deferred sales charge prior to the last face amount decrease or partial withdrawal less the deferred sales charge deducted for that face amount decrease or partial withdrawal.

Until the sum of premiums paid equals or exceeds the number of Target Premiums subject to deferred sales charge multiplied by the Target Premium, subsequent premium payments will increase the remaining deferred sales charge.

MONTHLY DEDUCTIONS

Each month a deduction consisting of an administration charge, a charge for the cost of insurance, a charge for mortality and expense risks, and charge(s) for any supplementary benefit(s) (see Other Provisions -- "Supplementary Benefits") is deducted from Policy Value. The monthly deduction will be allocated among the Investment Accounts and (other than the mortality and expense risks charge) the Guaranteed Interest Account in the same proportion as the Policy Value in each bears to the Net Policy Value. Monthly deductions due prior to the effective date will be taken on the effective date instead of the dates they were due. If the Policy is still in force when the life insured attains age 100, no further monthly deductions will be taken from the Policy Value.

ADMINISTRATION CHARGE

The monthly administration charge is $35 until the first anniversary and, thereafter, $10 (the right is reserved to increase the administration charge by an additional amount up to $.01 per $1,000 of face amount per month). The charge is designed to cover certain administrative expenses associated with the Policy, including maintaining policy records, collecting premiums and processing death claims, surrender and withdrawal requests and various charges permitted under a Policy.

COST OF INSURANCE CHARGE

The monthly charge for the cost of insurance is determined by multiplying the applicable cost of insurance rate times the net amount at risk at the beginning of each policy month. The cost of insurance rate is based on the life insured's issue age, the duration of the coverage, sex and risk class. See Miscellaneous Matters -- "Legal Considerations." The rate is determined separately for the initial face amount and for each increase in face amount. Cost of insurance rates will generally increase with the life insured's age. Any additional ratings as indicated in the Policy will be added to the cost of insurance rate.

The cost of insurance rates used by First North American reflect its expectations as to future mortality experience as based on current experience. The rates may be changed from time to time on a basis which does not unfairly discriminate within the class of life insureds. In no event will the cost of insurance rate exceed the guaranteed rate set forth in the Policy except to the extent tat an extra rate is imposed because of an additional rating applicable to the life insured. The guaranteed rates are based on the 1980 Commissioners Standard Ordinary Smoker/Nonsmoker Mortality Tables.

The net amount at risk to which the cost of insurance rate is applied is the difference between the death benefit, divided by 1.0032737 (a factor which reduces the net amount at risk for cost of insurance charge purposes by taking into account assumed monthly earnings at an annual rate of 4%), and the Policy Value. Because different cost of insurance rates may apply to different levels of insurance coverage, the net amount at risk will be calculated separately for each level of insurance coverage. When the Option 1 death benefit is in effect, for purposes of determining the net amount at risk applicable to each level of insurance coverage, the Policy Value is attributed first to the initial face amount and then, if the Policy Value is greater than the initial face amount, to each increase in face amount in the order made.

Because the calculation of the net amount at risk is different under the death benefit options when more than one level of insurance coverage is in effect, a change in the death benefit option may result in a different net amount at risk for each level of insurance coverage than would have occurred had the death benefit option not been changed. Since the cost of insurance is calculated separately for each level of insurance coverage, any change in the net amount at risk for a level of insurance coverage resulting from a change in the death benefit option may affect the amount of the charge for the cost of insurance. Partial withdrawals and decreases in face amount will also affect the manner in which the net amount at risk for each level of insurance coverage is calculated.

MORTALITY AND EXPENSE RISKS CHARGE

First North American deducts a monthly charge from the Policy Value for the mortality and expense risks it assumes under the Policies. This charge is made at the beginning of each policy month at a rate of 0.075% through the later of the tenth anniversary of the Policy and the policyowner's attained age of 60 and, thereafter, 0.0375%. It is assessed against the value of the policyowner's Investment Accounts by cancellation of units in the same proportion as the value of each Investment Account bears to the total value of the Investment Accounts. The mortality risk assumed is that lives insured may live for a shorter period of time than the Company estimated. The expense risk assumed is that expenses incurred in issuing and administering the Policies will be greater than the Company estimated. First North American estimates that virtually all of the mortality and expense risks charge currently relates to expense risks. First North American will realize a gain from this charge to the extent it is not needed to provide benefits and pay expenses under the Policies.

OTHER CHARGES

Currently, First North American makes no charge against the Separate Account for federal, state or local taxes that may be attributable to the Separate Account or to the operations of the Company with respect to the Policies. However, if First North American incurs any such taxes, it may make a charge therefor.

Charges will be imposed on certain transfers of Policy Values, including a $25 charge for each transfer in excess of twelve in a policy year and a $5 charge for each Dollar Cost Averaging transfer when Policy Value does not exceed $15,000. See Policy Values -- "Transfers Of Policy Value."

The Separate Account purchases shares of Portfolios at net asset value. The net asset value of those shares reflects the following investment management fees and expenses:

                                                                                            INVESTMENT
                                                                                            MANAGEMENT      EXPENSES
                                                                                               FEES         OF UP TO
                                                                                               ----         --------
Pacific Rim Emerging Markets Trust .......................................................         .850%         .75%
Science & Technology Trust ...............................................................        1.100%         .50%
International Small Cap Trust ............................................................        1.100%         .75%
Emerging Growth Trust ....................................................................        1.050%         .50%
Pilgrim Baxter Growth Trust ..............................................................        1.050%         .50%
Small/Mid Cap Trust ......................................................................        1.000%         .50%
International Stock Trust ................................................................        1.050%         .75%
Worldwide Growth Trust ...................................................................        1.000%         .75%
Global Equity Trust ......................................................................         .900%         .75%
Growth Trust .............................................................................         .850%         .50%
Equity Trust .............................................................................         .750%         .50%
Quantitative Equity Trust* ...............................................................         .700%         .50%
Equity Index Trust .......................................................................         .250%         .15%
Blue Chip Growth Trust ...................................................................         .925%         .50%
Real Estate Securities Trust* ............................................................         .700%         .50%
Value Trust ..............................................................................         .800%         .50%
International Growth and Income Trust ....................................................         .950%         .75%
Growth and Income Trust ..................................................................         .750%         .50%
Equity-Income Trust ......................................................................         .800%         .50%
Balanced Trust ...........................................................................         .800%         .50%
Aggressive Asset Allocation Trust ........................................................         .750%         .50%
Moderate Asset Allocation Trust ..........................................................         .750%         .50%
Conservative Asset Allocation Trust ......................................................         .750%         .50%
High Yield Trust .........................................................................         .775%         .50%
Strategic Bond Trust .....................................................................         .775%         .50%
Global Government Bond Trust .............................................................         .800%         .75%
Capital Growth Bond Trust* ...............................................................         .650%         .50%
Investment Quality Bond Trust ............................................................         .650%         .50%
U.S. Government Securities Trust .........................................................         .650%         .50%
Money Market Trust .......................................................................         .500%         .50%
Lifestyle Aggressive 1000 Trust ..........................................................        None**       N/A***
Lifestyle Growth 820 Trust ...............................................................        None**       N/A***
Lifestyle Balanced 640 Trust .............................................................        None**       N/A***
Lifestyle Moderate 460 Trust .............................................................        None**       N/A***
Lifestyle Conservative 280 Trust .........................................................        None**       N/A***

* NASL Financial Services, Inc. has voluntarily agreed to waive fees payable to it and/or to reimburse expenses for a period of one year beginning January 1, 1997 to the extent necessary to prevent the total of advisory fees and expenses for the Quantitative Equity Trust, Real Estate Securities Trust and Capital Growth Bond Trust for such period from exceeding .50% of average net assets.

** Because each Lifestyle Trust will invest in shares of Underlying Portfolios each will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios.

*** The Adviser has agreed to pay the expenses of each of the Lifestyle Trusts
    (other than the expenses of the Underlying Portfolios) for a period of one year commencing January 1, 1997. After this one year period, this expense reimbursement may be terminated at any time.

Detailed information concerning such fees and expenses is set forth under the caption that accompanies this Prospectus and under the caption "Management of The Trust" in the Prospectus for the NASL Series Trust that accompanies this Prospectus.

THE GENERAL ACCOUNT

By virtue of exclusionary provisions, interests in the general account of First North American have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and as a result the staff of the SEC has not reviewed the disclosures in this prospectus relating to the general account. Disclosures regarding the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

The general account of First North American consists of all assets owned by the Company other than those in its separate accounts. Subject to applicable law, First North American has sole discretion over the investment of the assets of the general account.

A policyowner may elect to allocate net premiums to the Guaranteed Interest Account or to transfer all or a portion of the Policy Value to the Guaranteed Interest Account from the Investment Accounts. Transfers from the Guaranteed Interest Account to the Investment Accounts are subject to restrictions. See Policy Values -- "Transfers Of Policy Value" and "Policy Value." First North American will hold the reserves required for any portion of the Policy Value allocated to the Guaranteed Interest Account in its general account. However, an allocation of Policy Value to the Guaranteed Interest Account does not entitle the policyowner to share in the investment experience of the general account. Instead, First North American guarantees that the Policy Value in the Guaranteed Interest Account will accrue interest daily at an effective annual rate of at least 4%, without regard to the actual investment experience of the general account. The Company may, at its sole discretion, credit a higher rate of interest, although it is not obligated to do so. The policyowner assumes the risk that interest credited may not exceed the guaranteed minimum rate of 4% per year.

OTHER GENERAL POLICY PROVISIONS

POLICY DEFAULT

Unless the No Lapse Guarantee or Death Benefit Guarantee is in effect, a Policy will go into default if the Policy's Net Cash Surrender Value at the beginning of any policy month would go below zero after deducting the monthly deductions then due. First North American will notify the policyowner of the default and will allow a 61-day grace period in which the policyowner may make a premium payment sufficient to bring the Policy out of default. The required payment will be equal to the amount necessary to bring the Net Cash Surrender Value to zero, if it was less than zero at the date of default, plus the monthly deductions due at the date of default and at the beginning of each of the two policy months thereafter, based on the Policy Value at the date of default. If the required payment is not received by the end of the grace period, the Policy will terminate and the Net Cash Surrender Value as of the date of default less the monthly deductions then due will be paid to the policyowner. If the life insured should die during the grace period following a Policy's going into default, the Policy Value used in the calculation of the death benefit will be the Policy Value as of the date of default and the insurance benefit payable will be reduced by any outstanding monthly deductions due at the time of death.

POLICY REINSTATEMENT

A policyowner can reinstate a Policy which has terminated after going into default at any time within 21 days following the date of termination without furnishing evidence of insurability, subject to the following conditions:

     (a)  The life insured's risk class is standard or preferred.

     (b)  The life insured's attained age is less than 46.

A policyowner can reinstate a Policy which has terminated after going into default at any time within the five-year period following the date of termination subject to the following conditions:

     (a) The Policy must not have been surrendered for its Net Cash Surrender Value at the request of the policyowner;

     (b) Evidence of the life insured's insurability satisfactory to First North American is furnished to it;

     (c) A premium equal to the payment required during the 61-day grace period following default to keep the Policy in force is paid to First North American; and

     (d) An amount equal to any amounts paid by First North American in connection with the termination of the Policy is repaid to First North American.

If the reinstatement is approved, the date of reinstatement will be the later of the date of the policyowner's written request or the date the required payment is received at the First North American Service Office.

MISCELLANEOUS POLICY PROVISIONS

BENEFICIARY. One or more beneficiaries of the Policy may be appointed by the policyowner by naming them in the application. Beneficiaries may be appointed in three classes -- primary, secondary and final. Thereafter the beneficiary may be changed by the policyowner during the life insured's lifetime by giving written notice to First North American in a form satisfactory to it unless an irrevocable designation has been elected. If the life insured dies and there is no surviving beneficiary, the policyowner, or the policyowner's estate if the policyowner is the life insured, will be the beneficiary. If a beneficiary dies before the seventh day after the death of the life insured, the Company will pay the insurance benefit as if the beneficiary had died before the life insured.

INCONTESTABILITY. First North American will not contest the validity of a Policy after it has been in force during the life insured's lifetime for two years from the issue date. It will not contest the validity of an increase in face amount or the addition of a supplementary benefit after such increase or addition has been in force during the life insured's lifetime for two years. If a Policy has been reinstated and been in force for less than two years from the reinstatement date, the Company can contest any misrepresentation of a fact material to the reinstatement.

MISSTATEMENT OF AGE OR SEX. If the life insured's stated age or sex or both in the Policy are incorrect, First North American will change the face amount of insurance so that the death benefit will be that which the most recent monthly charge for the cost of insurance would have bought for the correct age and sex.

SUICIDE EXCLUSION. If the life insured dies by suicide within two years from the issue date, First North American will pay only the premiums paid less any partial withdrawals of the Net Cash Surrender Value and any amount in the Policy Debt. If the life insured should die by suicide within two years after a face amount increase, the death benefit for the increase will be limited to the monthly deduction for the increase.

ASSIGNMENT. First North American will not be bound by an assignment until it receives a copy of it at its Service Office. First North American assumes no responsibility for the validity or effects of any assignment.

OTHER PROVISIONS

SUPPLEMENTARY BENEFITS

Subject to certain requirements, one or more supplementary benefits may be added to a Policy, including those providing term insurance for additional insureds, providing term insurance options, providing accidental death coverage, waiving monthly deductions upon disability, guaranteeing the Policy Value, accelerating benefits in the event of terminal illness, and, in the case of corporate-owned Policies, permitting a change of the life insured. More detailed information concerning supplementary benefits may be obtained from an authorized agent of the Company. The cost of any supplementary benefits will be deducted as part of the monthly deduction. See Charges And Deductions -- "Monthly Deductions."

PAYMENT OF PROCEEDS

As long as the Policy is in force, First North American will ordinarily pay any policy loans, partial withdrawals, Net Cash Surrender Value or any insurance benefit within seven days after receipt at the First North American Service Office of all the documents required for such a payment.

The Company may delay the payment of any policy loans, partial withdrawals, Net Cash Surrender Value or the portion of any insurance benefit that depends on the Guaranteed Interest Account value for up to six months; otherwise the Company may delay payment for any period during which (i) the New York Stock Exchange is closed for trading (except for normal holiday closings) or trading on the Exchange is otherwise restricted; or (ii) an emergency exists as defined by the SEC or the SEC requires that trading be restricted; or (iii) the SEC permits a delay for the protection of policyowners. Also, transfers may be denied under the circumstances stated in clauses (i), (ii) and (iii) above and under the circumstances previously set forth. See Policy Values -- "Transfers Of Policy Value."

REPORTS TO POLICYOWNERS

Within 30 days after each policy anniversary, First North American will send the policyowner a statement showing, among other things, the amount of the death benefit, the Policy Value and its allocation among the Investment Accounts, the Guaranteed Interest Account and the Loan Account, the value of the units in each Investment Account to which the Policy Value is allocated, any Loan Account balance and any interest charged since the last statement, the premiums paid and policy transactions made during the period since the last statement and any other information required by law.

Within 10 days after any transaction involving purchase, sale, or transfer of units of Investment Accounts, a confirmation statement will be sent.

Each policyowner will also be sent an annual and a semi-annual report for NASL Series Trust which will include a list of the securities held in each Portfolio as required by the 1940 Act.

MISCELLANEOUS MATTERS

PORTFOLIO SHARE SUBSTITUTION

Although First North American believes it to be highly unlikely, it is possible that in the judgment of its management, one or more of the Portfolios may become unsuitable for investment by the Separate Account because of a change in investment policy or a change in the applicable laws or regulations, because the shares are no longer available for investment, or for some other reason. In that event, First North American may seek to substitute the shares of another Portfolio or of an entirely different mutual fund. Before this can be done, the approval of the SEC and the New York insurance department may be required.

First North American also reserves the right to combine other separate accounts with the Separate Account to establish additional sub-accounts within the Separate Account, to operate the Separate Account as a management investment company or other form permitted by law, to transfer assets from this Separate Account to another separate account and from another separate account to this Separate Account, and to de-register the Separate Account under the 1940 Act. Any such change would be made only if permissible under applicable federal and New York state law.

The investment objectives of the Separate Account will not be changed materially without first filing the change with the Insurance Commissioner of the State of New York. Policyowners will be advised of any such change at the time it is made.

FEDERAL INCOME TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "Service"). No representation is made as to the likelihood of continuation of the present federal income tax laws or of the current interpretations by the Service. WE DO NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY POLICY OR ANY TRANSACTION REGARDING THE POLICIES.

The Policies may be used in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the use of such Policies in any such arrangement, the value of which depends in part on its tax consequences, is contemplated, a qualified tax adviser should be consulted for advice on the tax attributes of the particular arrangement.

TAX STATUS OF THE POLICY

Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code") sets forth a definition of a life insurance contract for federal tax purposes. The Secretary of Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702. However, while proposed regulations and other interim guidance have been issued, final regulations have not been adopted and guidance as to how Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide the tax advantages normally provided by a life insurance policy.

With respect to a Policy issued on the basis of a standard rate class, the Company believes (largely in reliance on IRS Notice 88-128 and the proposed mortality charge regulations under Section 7702, issued on July 5, 1991) that such a Policy should meet the Section 7702 definition of a life insurance contract.

With respect to a Policy that is issued on a substandard basis (i.e., a premium class involving higher-than-standard mortality risk), there is less guidance, in particular as to how mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus, it is not clear whether or not such a Policy would satisfy Section 7702, particularly if the policyowner pays the full amount of premiums permitted under the Policy.

If it is subsequently determined that a Policy does not satisfy Section 7702, the Company may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702. For these reasons, the Company reserves the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702.

Section 817(h) of the Code requires that the investments of the Separate Account be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Code (discussed above). The Separate Account, through NASL Series Trust, intends to comply with the diversification requirements prescribed in Treas. Reg. Sec. 1.817-5, which affect how NASL Series Trust's assets are to be invested. The Company believes that the Separate Account will thus meet the diversification requirement, and the Company will monitor continued compliance with the requirement.

In certain circumstances, owners of variable life insurance Policies may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their Policies. In those circumstances, income and gains from the separate account assets would be includible in the variable policyowner's gross income. The IRS has stated in published rulings that a variable policyowner will be considered the owner of separate account assets if the policyowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyowners may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, the Policy has many more Portfolios to which policyowners may allocate premium payments and Policy Values than were available in the policies described in the rulings. These differences could result in an owner being treated as the owner of a pro rata portion of the assets of the Separate Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the Separate Account.

The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

IN GENERAL. The Company believes that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the beneficiary under
Section 101(a)(1) of the Code.

Depending on the circumstances, the exchange of a Policy, a change in the Policy's death benefit option, a Policy loan, a partial withdrawal, a surrender, a change in ownership, a change of insured, the addition of an accelerated death benefit rider, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each policyowner or beneficiary. Generally, the policyowner will not be deemed to be in constructive receipt of the Policy Value, including increments thereof, until there is a distribution. The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a "Modified Endowment Contract." Upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax, regardless of whether the Policy is or is not a Modified Endowment Contract.

MODIFIED ENDOWMENT CONTRACTS. Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts," which applies to Policies entered into or materially changed after June 20, 1988.

Because of the Policy's flexibility, classification as a Modified Endowment Contract will depend on the individual circumstances of each Policy. In general, a Policy will be a Modified Endowment Contract if the accumulated premiums paid at any time during the first seven policy years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. The determination of whether a Policy will be a Modified Endowment Contract after a material change generally depends upon the relationship of the death benefit and Policy Value at the time of such change and the additional premiums paid in the seven years following the material change. If a premium is received which would cause the Policy to become a Modified Endowment Contract
(MEC) within 23 days of the next policy anniversary, the Company will not apply the portion of the premium which would cause MEC status (excess premium) to the Policy when received. The excess premium will be placed in a suspense account until the next anniversary date, at which point the excess premium along with interest, earned on the excess premium at a rate of 3.5% from the date the premium was received, will be applied to the Policy. The policyowner will be advised of this action and will be offered the opportunity to have the premium credited as of the original date received or to have the premium returned. If the policyowner does not respond, the premium and interest will be applied to the Policy as of the first day of the next anniversary.

If a premium is received which would cause the Policy to become a MEC more than 23 days prior to the next policy anniversary, the Company will refund any excess premium to the policyowner. The portion of the premium which is not excess will be applied as of the date received. The policyowner will be advised of this action and will be offered the opportunity to return the premium and have it credited to the account as of the original date received.

If, in connection with the application or issue of the Policy, the policyowner acknowledges that the Policy is or will become a MEC, excess premiums that would cause MEC status will be credited as of the date received.

Further, if a transaction occurs which reduces the face amount of the Policy during the first seven years, the Policy will be retested retroactive to the date of purchase, to determine compliance with the seven-pay test based on the lower face amount.

As well, if a reduction of the face amount occurs within seven years of a material change, the Policy will be retested for compliance retroactive to the date of the material change. Failure to comply would result in classification as a Modified Endowment Contract regardless of any efforts by the Company to provide a payment schedule that will not violate the seven-pay test.

The rules relating to whether a Policy will be treated as a Modified Endowment Contract are extremely complex and cannot be adequately described in the limited confines of this summary. Therefore, a current or prospective policyowner should consult with a competent adviser to determine whether a transaction will cause the Policy to be treated as a Modified Endowment Contract.

DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS. Policies classified as Modified Endowment Contracts will be subject to the following tax rules: First, all partial withdrawals from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, loans taken from or secured by such a Policy are treated as partial withdrawals from the Policy and taxed accordingly. Past-due loan interest that is added to the loan amount is treated as a loan. Third, a 10% additional income tax is imposed on the portion of any distribution (including distributions upon surrender) from, or loans taken from or secured by, such a Policy that is included in income except where the distribution or loan is made on or after the policyowner attains age 59-1/2, is attributable to the policyowner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policyowner or the joint lives (or joint life expectancies) of the policyowner and the policyowner's beneficiary.

DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS. A distribution from a Policy that is not a Modified Endowment Contract is generally treated as a tax-free recovery by the policyowner of the investment in the Policy (described below) to the extent of such investment in the Policy, and as a distribution of taxable income only to the extent the distribution exceeds the investment in the Policy. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the policyowner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

Loans from, or secured by, a Policy that is not a Modified Endowment Contract are not treated as distributions. Instead, such loans are treated as indebtedness of the policyowner. Select Loans may, however, be treated as a distribution.

Finally, neither distributions (including distributions upon surrender) nor loans from, or secured by, a Policy that is not a Modified Endowment Contract are subject to the 10% additional tax.

POLICY LOAN INTEREST. Generally, personal interest paid on any loan under a Policy which is owned by an individual is not deductible. In addition, interest on any loan under a Policy owned by a taxpayer and covering the life of any individual who is an officer or employee of or is financially interested in the business carried on by the taxpayer will not be tax deductible unless the employee is a key person within the meaning of Section 264 of the Code. A deduction will not be permitted for interest on a loan under a policy held on the life of a key person to the extent the aggregate of such loans with respect to contracts covering the key person exceeds $50,000. The number of employees who can qualify as key persons depends in part on the size of the employer but cannot exceed 20 individuals.

INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which has been excluded from gross income of the policyowner (except that the amount of any loan from, or secured by, a Policy that is a Modified Endowment Contract, to the extent such amount has been excluded from gross income, will be disregarded), plus (iii) the amount of any loan from, or secured by, a Policy that is a Modified Endowment Contract to the extent that such amount has been included in the gross income of the policyowner.

MULTIPLE POLICIES. All Modified Endowment Contracts that are issued by the Company (or its affiliates) to the same policyowner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the gross income under Section 72(e) of the Code.

THE COMPANY'S TAXES

As a result of the Omnibus Budget Reconciliation Act of 1990, insurance companies are generally required to capitalize and amortize certain policy acquisition expenses over a 10-year period rather than currently deducting such expenses. This treatment applies to the deferred acquisition expenses of a Policy and results in a significantly higher corporate income tax liability for the Company. The Company makes a charge to premiums to compensate it for the anticipated higher corporate income taxes.

At the present time, the Company makes no charge to the Separate Account for any federal, state or local taxes that the Company incurs that may be attributable to such Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

DISTRIBUTION OF THE POLICY

Manufacturers Securities Services LLC ("Manufacturers Securities") will act as the principal underwriter of, and continuously offer, the Policies pursuant to a Distribution Agreement with First North American. [Manufacturers' ownership]. Manufacturers Securities is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Policies will be sold by registered representatives of either Manufacturers Securities or other broker-dealers having distribution agreements with Manufacturers Securities who are also authorized by the New York state insurance department to do so. A registered representative will receive first-year commissions not to exceed 50% of premiums paid up to the Target Premium, commissions of 2% of premiums in excess thereof and, after the third anniversary, 0.15% of the Policy Value per annum. In addition representatives will be eligible for bonuses of up to 90% of first-year commissions. Representatives who meet certain standards with regard to the sale of the Policies and certain other policies issued by First North American or Manufacturers Life will be eligible for additional compensation.

RESPONSIBILITIES ASSUMED BY FIRST NORTH AMERICAN

First North American has entered into an agreement with Manufacturers Securities. pursuant to which First North American, on behalf of Manufacturers Securities, will pay the sales commissions in respect of the Policies and certain other policies issued by First North American, prepare and maintain all books and records required to be prepared and maintained by Manufacturers Securities with respect to the Policies and such other policies, and send all confirmations required to be sent by Manufacturers Securities with respect to the Policies and such other policies. Manufacturers Securities will promptly reimburse First North American for all sales commissions paid by First North American and will pay First North American for their other services under the agreement in such amounts and at such times as agreed to by the parties.

Manufacturers Securities has also entered into a Service Agreement with First North American pursuant to which Manufacturers Securities will provide to First North American all issue, administrative, general services and recordkeeping functions on behalf of First North American with respect to all of its insurance policies including the Policies.

Finally, Manufacturers USA has entered into a reinsurance agreement with First North American under which Manufacturers USA automatically reinsures policies issued by First North American, such that total risk to First North American is limited to $100.000 for the life of the insured.

VOTING RIGHTS

As stated above, all of the assets held in the sub-accounts of the Separate Account will be invested in shares of a particular Portfolio of NASL Series Trust. First North American is the legal owner of those shares and as such has the right to vote upon matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matters that may be voted upon at a shareholders' meeting. However, First North American will vote shares held in the sub-accounts in accordance with instructions received from policyowners having an interest in such sub-accounts.

Shares held in each sub-account for which no timely instructions from policyowners are received, including shares not attributable to Policies, will be voted by First North American in the same proportion as those shares in that sub-account for which instructions are received. Should the applicable federal securities laws or regulations change so as to permit First North American to vote shares held in the Separate Account in its own right, it may elect to do so.

The number of shares in each sub-account for which instructions may be given by a policyowner is determined by dividing the portion of the Policy Value derived from participation in that sub-account, if any, by the value of one share of the corresponding NASL Trust. The number will be determined as of a date chosen by First North American, but not more than 90 days before the shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the shareholders' meeting.

First North American may, if required by state insurance officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Portfolios, or to approve or disapprove an investment management contract. In addition, First North American itself may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that First North American reasonably disapproves such changes in accordance with applicable federal regulations. If First North American does disregard voting instructions, it will advise policyowners of that action and its reasons for such action in the next communication to policyowners.

DIRECTORS AND OFFICERS OF FIRST NORTH AMERICAN

The Directors and Officers of First North American, together with their principal occupations during the past few years, are as follows:


NAME                        POSITION WITH THE                    Principal Occupation
                            COMPANY
Bruce Avedon                Director*                            Consultant (self-employed).

Age:68

Kenneth H. Conrad           Director*                            (To be completed.)

Age:44

John D. DesPrez III         Director*                            Vice President, U.S. Annuities,
                                                                 Manufacturers Life, September 1996 to
Age: 40                                                          present; Director and President, Security
                                                                 Life, September 1996 to present; Vice
                                                                 President, Mutual Funds, Manufacturers Life,
                                                                 January, 1995 to September 1996; President
                                                                 and Chief Executive Officer, North American
                                                                 Funds, March 1993 to September 1996; Vice
                                                                 President and General Counsel, Security Life,
                                                                 January 1991 to June 1994.

Stephanie Elliman           Vice President and Chief
                            Administration Officer
Age:

Ruth Ann Flemming           Director*                            (To be completed.)

Age:39

Bruce Gordon                Director*                            Vice President, Pensions, Manulife.

Age:53

Peter S. Hutchison          Director*                            Senior Vice President, Corporate Taxation,
                                                                 Manufacturers Life, January 1996 to present;
Age:48                                                           Executive Vice President and Chief Financial
                                                                 Officer, North American Life Assurance
                                                                 Company ("NAL"), September 1994 to

NAME                        POSITION WITH THE                    Principal Occupation
                            COMPANY
                                                                 December 31, 1995; Senior Vice President
                                                                 and Chief Actuary, NAL, April 1992 to
                                                                 August 1994; Vice President and Chief
                                                                 Actuary, NAL, September 1990 to March
                                                                 1992.

Tracy A. Kane               Secretary and Counsel                (To be completed.)

Age:

Neil M. Merkl, Esq.         Director*                            Attorney (self-employed), April 1994 to
                                                                 present; Partner, Wilson Elser, Etc., 1979 to
Age:66                                                           1994.

Robert C. Perez, Ph.D.      Director*                            Associate Professor, Iona College, Hagen
                                                                 Business School.
Age:70

                                                                 John Richardson Director and Chairman of
                                                                 the Senior Vice President and General
                                                                 Manager, Board of Directors* U.S.
                                                                 Operations, Manufacturers Life, January
                                                                 Age:59 1995 to present; Senior Vice
                                                                 President and General Manager, Canadian
                                                                 Operations, Manufacturers Life, June
                                                                 1992 to January 1995; Senior Vice
                                                                 President, Financial Services,
                                                                 Manufacturers Life, prior to June 1992.

James K. Robinson           Director*                            Attorney, Assistant Secretary, Eastman
                                                                 Kodak Company.
Age:70

Joseph Scott                Director* and President              President, North American Funds, September
                                                                 1996 to present; Vice President, Business
Age:48                                                           Development and Marketing, North
                                                                 American Funds, January 1996 to September
                                                                 1996; Vice President, Annuities,
                                                                 Manufacturers Life, January 1995 to
                                                                 December 1995; Vice President, Distribution,
                                                                 Manufacturers Life, January 1991 to
                                                                 December 1994.

H. Douglas Wood             Director*                            President, Wood Logan Associates, Inc.

Age:65

Richard C. Hirtle           Director*, Vice President and        Vice President, Chief Financial Officer,
                            Treasurer                            Annuities, Manufacturers Life, January 1996
Age: 41                                                          to present; Vice President, Treasurer, Chief
                                                                 Financial Officer, Security Life.

John G. Vrysen              Director*, Vice President and        Vice President and Chief Financial Officer,
                            Chief Actuary                        U.S. Operations, Manufacturers Life, January
Age: 41                                                          1996 to present; Vice President and Chief
                                                                 Actuary, Security Life.

*Each Director is elected to serve until the next annual meeting of shareholders or until his or her successor is elected and qualified.

STATE REGULATIONS

First North American is subject to regulation and supervision by the New York Department of Insurance, which periodically examines its financial condition and operations. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business. The Policies have been filed with insurance officials, and meet all standards set by law, in each jurisdiction where they are sold.

First North American is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

PENDING LITIGATION

No litigation is pending that would have a material effect upon the Separate Account or NASL Series Trust.

ADDITIONAL INFORMATION

A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained from the SEC's principal office in Washington, D.C. upon payment of the prescribed fee.

For further information you may also contact First North American's Service Office, the address and telephone number of which are on the cover page of this prospectus.

LEGAL MATTERS

The legal validity of the policies has been passed on by James D. Gallagher, Esq., Secretary and General Counsel of Manufacturers Life of America. Jones & Blouch L.L.P., Washington, D.C., has passed on certain matters relating to the federal securities laws.

EXPERTS

The financial statements for the period ended December 31, 1997 of First North American and Variable Life Account I of First North American appearing in this prospectus have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their reports thereon also appearing elsewhere herein. Such financial statements have been included herein in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.

                              FINANCIAL STATEMENTS

The financial statements of First North American included herein should be considered only as bearing upon the ability of First North American to meet its obligations under the Policies.

                        CONSOLIDATED FINANCIAL STATEMENTS

                   FIRST NORTH AMERICAN LIFE ASSURANCE COMPANY

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                       WITH REPORT OF INDEPENDENT AUDITORS

                            TO BE FILED BY AMENDMENT

APPENDIX A

SAMPLE ILLUSTRATIONS OF POLICY VALUES, CASH SURRENDER VALUES AND DEATH BENEFITS

The following tables have been prepared to help show how values under the Policy change with investment performance. The tables include both Policy Values and Cash Surrender Values as well as Death Benefits. The Policy Value is the sum of the values in the Investment Accounts, as the tables assume no values in the Guaranteed Interest Account or Loan Account. The Cash Surrender Value is the Policy Value less any applicable surrender charges. The tables illustrate how Policy Values and Cash Surrender Values, which reflect all applicable charges and deductions, and Death Benefits of the Policy on an insured of a given age would vary over time if the return on the assets of the Portfolio was a uniform, gross, after-tax, annual rate of 0%, 6% or 12%. The Policy Values, Death Benefits and Cash Surrender Values would be different from those shown if the returns averaged 0%, 6% or 12%, but fluctuated over and under those averages throughout the years. The charges reflected in the tables include those for: deductions from premiums for state, local and federal taxes, deferred underwriting and sales charges, and monthly deductions for administration, cost of insurance and mortality and expense risks.

The amounts shown for the Policy Value, Death Benefit and Cash Surrender Value as of each policy year reflect the fact that the net investment return on the assets held in the sub-accounts is lower than the gross, after-tax return. This is because the expenses and fees borne by the Portfolios are deducted from the gross return. The illustrations reflect an average of the Trusts' expenses, which is approximately [ ]% on an annual basis. The gross annual rates of return of 0%, 6% and 12% correspond to approximate net annual rates of return of --
[ ]%, [ ]% and [ ]%.

The tables assume that no premiums have been allocated to the Guaranteed Interest Account, that planned premiums are paid on the policy anniversary and that no transfers, partial withdrawals, policy loans, changes in death benefit options or changes in face amount have been made. The tables reflect the fact that no charges for federal, state or local taxes are currently made against the Separate Account. If such a charge is made in the future, it would take a higher gross rate of return to produce after-tax returns of 0%, 6% and 12% than it does now.

There are two tables shown for each combination of age and death benefit option for male non-smokers, one based on current cost of insurance and monthly administration charges and the other based on the maximum administration charges, deductions from premiums and cost of insurance charges based on the 1980 Commissioners Standard Ordinary Smoker/Nonsmoker Mortality Tables. The current waiver of deductions from premiums and current monthly administration charges and cost of insurance charges are not guaranteed and may be changed. Upon request, First North American will furnish a comparable illustration based on the proposed life insured's age, sex (unless unisex rates are required by law) and risk class, any additional ratings and the death benefit option, face amount and planned premium requested. Illustrations for smokers would show less favorable results than the illustrations shown below.

From time to time, in advertisements or sales literature for the Policies that quote performance data of one or more of the Portfolios, the Company may include cash surrender values and death benefit figures computed using the same methodology as that used in the following illustrations, but with the average annual total return of the Portfolios for which performance data is shown in the advertisement replacing the hypothetical rates of return shown in the following tables. This information may be shown in the form of graphs, charts, tables and examples.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                          $5,960 ANNUAL PLANNED PREMIUM
                            ASSUMING CURRENT CHARGES

                                       % Hypothetical                            6% Hypothetical
                                   Gross Investment Return                   Gross Investment Return
                            ---------------------------------------    ---------------------------------------
 End of    Accumulated                      Cash                                       Cash
 Policy      Premiums       Policy       Surrender        Death         Policy       Surrender        Death
Year(1)        (2)         Value(3)     Value(3)(4)(5)   Benefit       Value(3)    Value(3)(4)(5)    Benefit
       1       $ 6,258        $ 4,614           $  0       $500,000       $ 4,926           $ 0       $500,000
       2        12,829          9,409          2,932        500,000        10,326         3,849        500,000
       3        19,728         14,073          7,596        500,000        15,903         9,426        500,000
       4        26,973         18,604         12,127        500,000        21,659        15,182        500,000
       5        34,579         22,993         16,516        500,000        27,592        21,114        500,000
       6        42,566         27,267         21,437        500,000        33,733        27,904        500,000
       7        50,953         31,389         26,207        500,000        40,055        34,873        500,000
       8        59,758         35,363         30,829        500,000        46,566        42,032        500,000
       9        69,004         39,183         35,296        500,000        53,266        49,380        500,000
      10        78,712         42,851         39,612        500,000        60,168        56,929        500,000
      15       135,039         58,691         58,691        500,000        97,745        97,745        500,000
      20       206,927         69,614         69,614        500,000       140,660       140,660        500,000
      25       298,676         74,682         74,682        500,000       189,924       189,924        500,000
      30       415,774         71,195         71,195        500,000       250,643       250,643        500,000




                                12% Hypothetical
                             Gross Investment Return
              -------------------------------------------
 End of                         Cash
 Policy        Policy         Surrender         Death
Year(1)       Value(3)      Value(3)(4)(5)     Benefit
       1         $ 5,238             $ 8       $ 500,000
       2          11,281           4,804         500,000
       3          17,883          11,406         500,000
       4          25,097          18,619         500,000
       5          32,973          26,496         500,000
       6          41,606          35,777         500,000
       7          51,035          45,853         500,000
       8          61,345          56,811         500,000
       9          72,618          68,732         500,000
      10          84,960          81,721         500,000
      15         166,837         166,837         500,000
      20         297,801         297,801         500,000
      25         509,341         509,341         682,517
      30         862,995         862,995       1,052,853

----------

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Guaranteed Interest Account.

(2)    Assumes net interest of 5% compounded annually.

(3) NASL Financial Services, Inc. has voluntarily agreed to waive fees payable to it and/or to reimburse expenses for a period of one year from January 1, 1997 to the extent necessary to prevent the total of advisory fees and expenses for the Quantitative Equity Trust, Real Estate Securities Trust and Capital Growth Bond Trust for such period from exceeding .50% of average net assets. The investment management fees and expenses used to calculate the policy values do not reflect this waiver. If this waiver were reflected in the calculations, Policy Values and Cash Surrender Values would be slightly higher.

(4) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 5 Policy Years. Provided the Cumulative Premium Test or the Fund Value Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies for the first three years and until age 100 on Policies issued and maintained with a minimum face amount of $250,000 and Death Benefit Option 1; to age 85 on policies issued and maintained with a face amount of at least $250,000 and if Death benefit Option 2 is selected at any time.

THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF NASL SERIES TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                          $5,960 ANNUAL PLANNED PREMIUM
                           ASSUMING GUARANTEED CHARGES

                                      % Hypothetical                            6% Hypothetical
                                  Gross Investment Return                   Gross Investment Return
                            --------------------------------------     ---------------------------------------
 End of    Accumulated      Policy         Cash          Death         Policy          Cash         Death
 Policy      Premiums       Value        Surrender      Benefit        Value        Surrender      Benefit
Year(1)        (2)                      Value(3)(4)                                Value(3)(4)
       1        $ 6,258       $ 4,339           $ 0       $500,000       $ 4,636            $ 0       $500,000
       2         12,829         8,865         2,388        500,000         9,736          3,259        500,000
       3         19,728        13,264         6,787        500,000        14,999          8,521        500,000
       4         26,973        17,534        11,057        500,000        20,427         13,950        500,000
       5         34,579        21,668        15,191        500,000        26,020         19,543        500,000
       6         42,566        25,665        19,836        500,000        31,782         25,952        500,000
       7         50,953        29,515        24,334        500,000        37,706         32,524        500,000
       8         59,758        33,222        28,688        500,000        43,803         39,269        500,000
       9         69,004        36,774        32,888        500,000        50,069         46,182        500,000
      10         78,712        40,177        36,938        500,000        56,513         53,274        500,000
      15        135,039        54,621        54,621        500,000        91,347         91,347        500,000
      20        206,927        63,788        63,788        500,000       130,394        130,394        500,000
      25        298,676        64,780        64,780        500,000       172,503        172,503        500,000
      30        415,774        54,180        54,180        500,000       221,329        221,329        500,000



                             12% Hypothetical
                         Gross Investment Return
              ------------------------------------------
 End of       Policy            Cash           Death
 Policy        Value         Surrender        Benefit
Year(1)                     Value(3)(4)
       1        $ 4,934              $ 0        $500,000
       2         10,643            4,166         500,000
       3         16,877           10,400         500,000
       4         23,684           17,207         500,000
       5         31,115           24,638         500,000
       6         39,231           33,402         500,000
       7         48,090           42,908         500,000
       8         57,771           53,237         500,000
       9         68,348           64,462         500,000
      10         79,919           76,681         500,000
      15        156,432          156,432         500,000
      20        278,219          278,219         500,000
      25        474,575          474,575         635,931
      30        802,301          802,301         978,807

----------

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Guaranteed Interest Account.

(2)    Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 5 Policy Years. Provided the Cumulative Premium Test or the Fund Value Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies for the first three years and until age 100 on Policies issued and maintained with a minimum face amount of $250,000 and Death Benefit Option 1; to age 85 on policies issued and maintained with a face amount of at least $250,000 and if Death benefit Option 2 is selected at any time.

THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF NASL SERIES TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                          $7,450 ANNUAL PLANNED PREMIUM
                            ASSUMING CURRENT CHARGES

                                       % Hypothetical                             6% Hypothetical
                                   Gross Investment Return                     Gross Investment Return
                           ---------------------------------------     --------------------------------------
 End of    Accumulated                      Cash                                       Cash
 Policy      Premiums       Policy       Surrender        Death         Policy       Surrender        Death
Year(1)        (2)         Value(3)     Value(3)(4)(5)   Benefit       Value(3)    Value(3)(4)(5)    Benefit
       1        $ 7,823       $ 6,069          $ 94       $506,069       $ 6,467          $ 492      $506,467
       2         16,036        12,282         5,805        512,282        13,462          6,985       513,462
       3         24,660        18,330        11,852        518,330        20,686         14,209       520,686
       4         33,716        24,208        17,730        524,208        28,143         21,666       528,143
       5         43,224        29,908        23,430        529,908        35,831         29,353       535,831
       6         53,208        35,456        29,627        535,456        43,782         37,952       543,782
       7         63,691        40,815        35,633        540,815        51,965         46,783       551,965
       8         74,698        45,987        41,453        545,987        60,389         55,855       560,389
       9         86,255        50,965        47,078        550,965        69,052         65,166       569,052
      10         98,391        55,751        52,512        555,751        77,964         74,725       577,964
      15        168,798        76,522        76,522        576,522       126,175        126,175       626,175
      20        258,658        91,111        91,111        591,111       180,008        180,008       680,008
      25        373,345        98,388        98,388        598,388       238,836        238,836       738,836
      30        519,718        95,660        95,660        595,660       304,150        304,150       804,150



                         12% Hypothetical
                     Gross Investment Return
             --------------------------------------
 End of                      Cash
 Policy       Policy       Surrender       Death
Year(1)      Value(3)    Value(3)(4)(5)   Benefit
       1       $ 6,867          $ 892      $506,867
       2        14,690          8,213       514,690
       3        23,235         16,758       523,235
       4        32,569         26,092       532,569
       5        42,757         36,279       542,757
       6        53,909         48,079       553,909
       7        66,077         60,895       566,077
       8        79,363         74,828       579,363
       9        93,864         89,978       593,864
      10       109,704        106,465       609,704
      15       213,629        213,629       713,629
      20       374,927        374,927       874,927
      25       626,371        626,371     1,126,371
      30     1,038,425      1,038,425     1,538,425

----------

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Guaranteed Interest Account.

(2)    Assumes net interest of 5% compounded annually.

(3) NASL Financial Services, Inc. has voluntarily agreed to waive fees payable to it and/or to reimburse expenses for a period of one year from January 1, 1997 to the extent necessary to prevent the total of advisory fees and expenses for the Quantitative Equity Trust, Real Estate Securities Trust and Capital Growth Bond Trust for such period from exceeding .50% of average net assets. The investment management fees and expenses used to calculate the policy values do not reflect this waiver. If this waiver were reflected in the calculations, Policy Values and Cash Surrender Values would be slightly higher.

(4) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 5 Policy Years. Provided the Cumulative Premium Test or the Fund Value Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies for the first three years and until age 100 on Policies issued and maintained with a minimum face amount of $250,000 and Death Benefit Option 1; to age 85 on policies issued and maintained with a face amount of at least $250,000 and if Death benefit Option 2 is selected at any time.

THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF NASL SERIES TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                          $7,450 ANNUAL PLANNED PREMIUM
                           ASSUMING GUARANTEED CHARGES

                                       % Hypothetical                            6% Hypothetical
                                  Gross Investment Return                   Gross Investment Return
                            --------------------------------------     --------------------------------------
 End of    Accumulated                     Cash                                        Cash
 Policy      Premiums       Policy       Surrender       Death         Policy       Surrender       Death
Year(1)        (2)          Value       Value(3)(4)     Benefit        Value       Value(3)(4)     Benefit
       1        $ 7,823       $ 5,741           $ 0       $505,741       $ 6,122          $ 147      $506,122
       2         16,036        11,635         5,158        511,635        12,759          6,282       512,759
       3         24,660        17,368        10,891        517,368        19,611         13,133       519,611
       4         33,716        22,937        16,460        522,937        26,680         20,203       526,680
       5         43,224        28,336        21,858        528,336        33,965         27,488       533,965
       6         53,208        33,562        27,732        533,562        41,471         35,641       541,471
       7         63,691        38,604        33,422        538,604        49,190         44,008       549,190
       8         74,698        43,465        38,931        543,465        57,131         52,597       557,131
       9         86,255        48,134        44,248        548,134        65,289         61,402       565,289
      10         98,391        52,615        49,376        552,615        73,672         70,433       573,672
      15        168,798        71,810        71,810        571,810       118,751        118,751       618,751
      20        258,658        84,481        84,481        584,481       168,237        168,237       668,237
      25        373,345        87,346        87,346        587,346       218,672        218,672       718,672
      30        519,718        77,359        77,359        577,359       269,816        269,816       769,816



                           12% Hypothetical
                       Gross Investment Return
                --------------------------------------
 End of                         Cash
 Policy         Policy       Surrender       Death
Year(1)          Value      Value(3)(4)     Benefit
       1          $ 6,504          $ 529     $ 506,504
       2           13,929          7,452       513,929
       3           22,037         15,560       522,037
       4           30,889         24,412       530,889
       5           40,550         34,073       540,550
       6           51,094         45,264       551,094
       7           62,593         57,411       562,593
       8           75,143         70,609       575,143
       9           88,833         84,947       588,883
      10          103,777        100,538       603,777
      15          201,528        201,528       701,528
      20          352,334        352,334       852,334
      25          583,336        583,336     1,083,336
      30          957,183        957,183     1,457,183

----------

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Guaranteed Interest Account.

(2)    Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 5 Policy Years. Provided the Cumulative Premium Test or the Fund Value Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies for the first three years and until age 100 on Policies issued and maintained with a minimum face amount of $250,000 and Death Benefit Option 1; to age 85 on policies issued and maintained with a face amount of at least $250,000 and if Death benefit Option 2 is selected at any time.

THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF NASL SERIES TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 55 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                         $15,095 ANNUAL PLANNED PREMIUM*
                            ASSUMING CURRENT CHARGES

                                       % Hypothetical                            6% Hypothetical
                                   Gross Investment Return                   Gross Investment Return
                           ---------------------------------------     ---------------------------------------
 End of    Accumulated                      Cash                                       Cash
 Policy      Premiums       Policy       Surrender        Death         Policy       Surrender         Death
Year(1)        (2)         Value(3)     Value(3)(4)(5)   Benefit       Value(3)    Value(3)(4)(5)     Benefit
       1       $ 15,850       $10,720         $ 922       $500,000       $11,480         $1,683       $500,000
       2         32,492        21,329         6,512        500,000        23,525          8,707        500,000
       3         49,966        31,493        16,676        500,000        35,816         20,099        500,000
       4         68,314        41,492        26,675        500,000        48,652         33,835        500,000
       5         87,580        51,346        36,529        500,000        62,079         47,262        500,000
       6        107,809        61,033        49,180        500,000        76,106         64,252        500,000
       7        129,049        70,396        61,505        500,000        90,605         81,715        500,000
       8        151,351        79,367        73,440        500,000       105,541         99,614        500,000
       9        174,768        87,997        85,034        500,000       120,993        118,029        500,000
      10        199,356        96,286        96,286        500,000       136,994        136,994        500,000
      15        342,015       137,180       137,180        500,000       233,448        233,448        500,000
      20        524,087       158,276       158,276        500,000       349,972        349,972        500,000
      25        756,463       116,567       116,567        500,000       498,372        498,372        523,290
      30      1,053,039         0 (5)          0(5)     500,000(5)       691,765        691,765        726,354


                       12% Hypothetical
                   Gross Investment Return
            --------------------------------------
 End of                     Cash
 Policy      Policy       Surrender       Death
Year(1)     Value(3)    Value(3)(4)(5)   Benefit
       1     $ 12,243        $ 2,446      $500,000
       2       25,815         10,998       500,000
       3       40,508         25,691       500,000
       4       56,738         41,921       500,000
       5       74,694         59,877       500,000
       6       94,546         82,693       500,000
       7      116,352        107,462       500,000
       8      140,281        134,354       500,000
       9      166,638        163,674       500,000
      10      195,720        195,720       500,000
      15      405,872        405,872       500,000
      20      759,762        759,762       812,945
      25    1,331,351      1,331,351     1,397,918
      30    2,237,092      2,237,092     2,348,947

----------

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Guaranteed Interest Account.

(2)    Assumes net interest of 5% compounded annually.

(3) NASL Financial Services, Inc. has voluntarily agreed to waive fees payable to it and/or to reimburse expenses for a period of one year from January 1, 1997 to the extent necessary to prevent the total of advisory fees and expenses for the Quantitative Equity Trust, Real Estate Securities Trust and Capital Growth Bond Trust for such period from exceeding .50% of average net assets. The investment management fees and expenses used to calculate the policy values do not reflect this waiver. If this waiver were reflected in the calculations, Policy Values and Cash Surrender Values would be slightly higher.

(4) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 5 Policy Years. Provided the Cumulative Premium Test or the Fund Value Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies for the first three years and until age 100 on Policies issued and maintained with a minimum face amount of $250,000 and Death Benefit Option 1; to age 85 on policies issued and maintained with a face amount of at least $250,000 and if Death benefit Option 2 is selected at any time.

(5) In the absence of additional premium payments, the Policy will lapse, unless the Death Benefit Guarantee is in effect.

THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF NASL SERIES TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 55 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                         $15,095 ANNUAL PLANNED PREMIUM*
                           ASSUMING GUARANTEED CHARGES

                                      % Hypothetical                             6% Hypothetical
                                  Gross Investment Return                    Gross Investment Return
                            --------------------------------------     ---------------------------------------
 End of    Accumulated                     Cash                                        Cash
 Policy      Premiums       Policy       Surrender       Death         Policy       Surrender          Death
Year(1)        (2)          Value       Value(3)(4)     Benefit        Value       Value(3)(4)        Benefit
       1       $ 15,850      $ 10,044         $ 246       $500,000      $ 10,767          $ 970      $500,000
       2         32,492        19,896         5,079        500,000        21,974          7,157       500,000
       3         49,966        29,254        14,437        500,000        33,328         18,511       500,000
       4         68,314        38,105        23,288        500,000        44,824         30,007       500,000
       5         87,580        46,416        31,598        500,000        56,438         41,621       500,000
       6        107,809        54,155        42,301        500,000        68,147         56,293       500,000
       7        129,049        61,288        52,397        500,000        79,929         71,039       500,000
       8        151,351        67,758        61,831        500,000        91,743         85,816       500,000
       9        174,768        73,499        70,535        500,000       103,543        100,580       500,000
      10        199,356        78,438        78,438        500,000       115,282        115,282       500,000
      15        342,015        91,123        91,123        500,000       176,267        176,267       500,000
      20        524,087        68,400        68,400        500,000       233,986        233,986       500,000
      25        756,463          0(4)          0(4)     500,000(4)       281,220        281,220       500,000
      30      1,053,039          0(4)          0(4)     500,000(4)       310,816        310,816       500,000


                           12% Hypothetical
                       Gross Investment Return
                -------------------------------------
 End of                       Cash
 Policy          Policy       Surrender       Death
Year(1)           Value      Value(3)(4)     Benefit
       1       $ 11,494        $ 1,696     $ 500,000
       2         24,143          9,326       500,000
       3         37,753         22,936       500,000
       4         52,422         37,605       500,000
       5         68,241         53,424       500,000
       6         85,321         73,468       500,000
       7        103,794         94,904       500,000
       8        123,797        117,870       500,000
       9        145,492        142,529       500,000
      10        169,080        169,080       500,000
      15        334,624        334,624       500,000
      20        628,104        628,104       672,072
      25      1,111,012      1,111,012     1,166,563
      30      1,871,555      1,871,555     1,965,132

----------

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Guaranteed Interest Account.

(2)    Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 5 Policy Years. Provided the Cumulative Premium Test or the Fund Value Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies for the first three years and until age 100 on Policies issued and maintained with a minimum face amount of $250,000 and Death Benefit Option 1; to age 85 on policies issued and maintained with a face amount of at least $250,000 and if Death benefit Option 2 is selected at any time.

(4) In the absence of additional premium payments, the Policy will lapse, unless the Death Benefit Guarantee is in effect.

THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF NASL SERIES TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 55 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                         $17,920 ANNUAL PLANNED PREMIUM
                            ASSUMING CURRENT CHARGES

                                      % Hypothetical                             6% Hypothetical
                                  Gross Investment Return                    Gross Investment Return
                           ---------------------------------------     -------------------------------------
 End of    Accumulated                      Cash                                       Cash
 Policy      Premiums       Policy       Surrender        Death         Policy       Surrender        Death
Year(1)        (2)         Value(3)     Value(3)(4)(5)   Benefit       Value(3)    Value(3)(4)(5)    Benefit
       1       $ 18,816       $13,397       $ 2,187       $513,397       $14,318        $ 3,108      $514,318
       2         38,573        26,539        11,722        526,539        29,207         14,390       529,207
       3         59,317        39,080        24,263        539,080        44,329         29,512       544,329
       4         81,099        51,316        36,499        551,316        59,987         45,170       559,987
       5        103,970        63,270        48,453        563,270        76,221         61,404       576,221
       6        127,985        74,918        63,064        574,918        93,024         81,171       593,024
       7        153,200        86,074        77,184        586,074       110,224        101,334       610,224
       8        179,676        96,654        90,728        596,654       127,738        121,811       627,738
       9        207,476       106,710       103,747        606,710       145,623        142,659       645,623
      10        236,666       116,233       116,233        616,233       163,874        163,874       663,874
      15        406,022       161,066       161,066        661,066       268,695        268,695       768,695
      20        622,169       174,545       174,545        674,545       367,854        367,854       867,854
      25        898,033       102,063       102,063        602,063       393,411        393,411       893,411
      30      1,250,113         0 (5)          0(5)     500,000(5)       325,090        325,090       825,090



                        12% Hypothetical
                    Gross Investment Return
              --------------------------------------
 End of                       Cash
 Policy        Policy       Surrender       Death
Year(1)       Value(3)    Value(3)(4)(5)   Benefit
       1        $15,241        $ 4,031      $515,241
       2         31,988         17,171       531,988
       3         50,019         35,202       550,019
       4         69,764         54,947       569,764
       5         91,413         76,596       591,413
       6        115,124        103,270       615,124
       7        140,900        132,009       640,900
       8        168,846        162,919       668,846
       9        199,223        196,259       699,223
      10        232,253        232,253       732,253
      15        459,483        459,483       959,483
      20        797,626        797,626     1,297,626
      25      1,240,333      1,240,333     1,740,333
      30      1,852,936      1,852,936     2,352,936

----------

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Guaranteed Interest Account.

(2)    Assumes net interest of 5% compounded annually.

(3) NASL Financial Services, Inc. has voluntarily agreed to waive fees payable to it and/or to reimburse expenses for a period of one year from January 1, 1997 to the extent necessary to prevent the total of advisory fees and expenses for the Quantitative Equity Trust, Real Estate Securities Trust and Capital Growth Bond Trust for such period from exceeding .50% of average net assets. The investment management fees and expenses used to calculate the policy values do not reflect this waiver. If this waiver were reflected in the calculations, Policy Values and Cash Surrender Values would be slightly higher.

(4) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 5 Policy Years. Provided the Cumulative Premium Test or the Fund Value Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies for the first three years and until age 100 on Policies issued and maintained with a minimum face amount of $250,000 and Death Benefit Option 1; to age 85 on policies issued and maintained with a face amount of at least $250,000 and if Death benefit Option 2 is selected at any time.

(5) Provided the Death Benefit Guarantee has been in effect, the Policy will have been kept in force until the end of the policy year in which the life insured reached attained age 85, at which time the Death Benefit Guarantee will expire and in the absence of additional premium payments, the Policy will lapse.

THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF NASL SERIES TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 55 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                         $17,920 ANNUAL PLANNED PREMIUM
                           ASSUMING GUARANTEED CHARGES

                                      % Hypothetical                             6% Hypothetical
                                  Gross Investment Return                    Gross Investment Return
                            --------------------------------------    ----------------------------------------
 End of    Accumulated                     Cash                                        Cash
 Policy      Premiums       Policy       Surrender       Death         Policy       Surrender        Death
Year(1)        (2)          Value       Value(3)(4)     Benefit        Value       Value(3)(4)      Benefit
       1       $ 18,816      $ 12,623        $ 1,413      $512,623      $ 13,502        $ 2,292       $513,502
       2         38,573        24,914         10,097       524,914        27,447         12,630        527,447
       3         59,317        36,557         21,739       536,557        41,521         26,704        541,521
       4         81,099        47,528         32,710       547,528        55,695         40,877        555,695
       5        103,970        57,780         42,963       557,780        69,909         55,092        569,909
       6        127,985        67,269         55,415       567,269        84,106         72,253        584,106
       7        153,200        75,942         67,052       575,942        98,219         89,328        598,219
       8        179,676        83,727         77,800       583,727       112,151        106,224        612,151
       9        207,476        90,536         87,572       590,536       125,789        122,825        625,789
      10        236,666        96,277         96,277       596,277       139,008        139,008        639,008
      15        406,022       108,944        108,944       608,944       199,201        199,201        699,201
      20        622,169        79,427         79,427       579,427       226,985        226,985        726,985
      25        898,033          0(4)           0(4)    500,000(4)       181,773        181,733        681,773
      30      1,250,113          0(4)           0(4)          0(4)         9,447          9,447        509,447



                          12% Hypothetical
                      Gross Investment Return
              ------------------------------------------
 End of                         Cash
 Policy       Policy         Surrender         Death
Year(1)        Value        Value(3)(4)       Benefit
       1        $ 14,383         $ 3,173       $ 514,383
       2          30,088          15,271         530,088
       3          46,907          32,089         546,907
       4          64,912          50,094         564,912
       5          84,158          69,341         584,158
       6         104,708          92,854         604,708
       7         126,621         117,731         626,621
       8         149,940         144,013         649,940
       9         174,693         171,730         674,694
      10         200,909         200,909         700,909
      15         363,876         363,876         863,876
      20         577,602         577,602       1,077,602
      25         837,122         837,122       1,337,122
      30       1,130,810       1,130,810       1,630,810

----------

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Guaranteed Interest Account.

(2)    Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 5 Policy Years. Provided the Cumulative Premium Test or the Fund Value Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies for the first three years and until age 100 on Policies issued and maintained with a minimum face amount of $250,000 and Death Benefit Option 1; to age 85 on policies issued and maintained with a face amount of at least $250,000 and if Death benefit Option 2 is selected at any time.

(4) Provided the Death Benefit Guarantee has been in effect, the Policy will have been kept in force until the end of the policy year in which the life insured reached attained age 85, at which time the Death Benefit Guarantee will expire and in the absence of additional premium payments, the Policy will lapse.

THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF NASL SERIES TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

APPENDIX B

DEFINITIONS

The following terms have the following meanings when used in this Prospectus:

ADDITIONAL RATING -- an addition to the cost of insurance rate for insureds who do not meet at least the underwriting requirements of the standard risk class.

BUSINESS DAY -- any day that the New York Stock Exchange is open for trading and trading is not restricted. The net asset value of the underlying shares of a sub-account of the Separate Account will be determined at the end of each Business Day.

CASH SURRENDER VALUE -- the Policy Value less the deferred sales charge, the deferred underwriting charge and any outstanding monthly deductions due.

DEATH BENEFIT GUARANTEE CUMULATIVE PREMIUM TEST -- a test that, if satisfied in the first three policy years and, where applicable, if satisfied in subsequent policy years, will maintain the Death Benefit Guarantee. To satisfy the Death Benefit Guarantee Cumulative Premium Test, the sum of premiums paid, less withdrawals, and less policy loans, must equal or exceed the sum of Death Benefit Guarantee Premiums since issue as at the beginning of each policy month.

DEATH BENEFIT GUARANTEE -- First North American's guarantee that the Policy will not go into default even if a combination of policy loans, adverse investment experience or other factors should cause the Policy's Net Cash Surrender Value to be insufficient to meet the monthly deductions due at the beginning of a policy month.

DEATH BENEFIT GUARANTEE PREMIUM -- a measure of premium used in determining compliance with the Cumulative Premium Test. The Death Benefit Guarantee Premium as an annual amount is established by the Company based on issue age, sex, risk class, death benefit option, supplementary benefits and additional ratings.

EFFECTIVE DATE -- the date that First North American becomes obligated under the Policy and when the first monthly deductions are taken.

FUND VALUE TEST -- a test which, if satisfied in applicable policy years will maintain the Death Benefit Guarantee feature. To satisfy the Fund Value Test, the Gross Single Premium at the beginning of any applicable policy month must not be greater than the Net Policy Value.

GROSS SINGLE PREMIUM -- the amount of premium needed to endow the Policy to the expiration of the Death Benefit Guarantee assuming 4% interest and current charges.

GUARANTEED INTEREST ACCOUNT -- that part of the Policy Value which reflects the value the policyowner has in the general account of First North American.

GUIDELINE ANNUAL PREMIUM (GAP) -- used to determine the proportion of premiums and the Policy Value attributable to an increase in Face Amount for the purpose of calculating the new Deferred Sales Charge after such increase.

INITIAL PREMIUM -- at least 1/12 of the Target Premium. The Initial Premium must be received within 60 days after the policy date.

INVESTMENT ACCOUNT -- that part of the Policy Value which reflects the value the policyowner has in one of the sub-accounts of the Separate Account.

ISSUE AGE -- the age on the nearest birthday, at policy date, as shown in the Policy.

LOAN ACCOUNT -- that part of the Policy Value which reflects the value the policyowner has transferred from the Guaranteed Interest Account or the Investment Accounts as collateral for a policy loan.

MODIFIED POLICY DEBT -- as of any date, the Policy Debt plus the amount of interest to be charged to the next policy anniversary, all discounted from the next policy anniversary to such date at an annual rate of 4%.

MONTHLY DEATH BENEFIT GUARANTEE PREMIUM -- 1/12 of the Death Benefit Guarantee Premium.

MONTHLY NO LAPSE GUARANTEE PREMIUM -- 1/12 of the No Lapse Guarantee Premium.

NET CASH SURRENDER VALUE -- the Cash Surrender Value less Policy Debt.

NET POLICY VALUE -- the Policy Value less the value in the Loan Account.

NET PREMIUM -- amount of premium allocated to the Investment Accounts or Guaranteed Interest Account. It equals gross premiums less the deduction for state, local and federal taxes.

NO LAPSE GUARANTEE -- First North American guarantees that the Policy will not go into default even if a combination of Policy loans, adverse investment experience and other factors should cause the Policy's Net Cash Surrender Value to be insufficient to meet the monthly deductions due at the beginning of a policy month.

NO LAPSE GUARANTEE CUMULATIVE PREMIUM TEST -- a test that, if satisfied in the No Lapse Guarantee Period, will maintain the No Lapse Guarantee. To satisfy the No Lapse Guarantee Cumulative Premium Test, the sum of premiums paid, less withdrawals, and less Policy loans must equal or exceed the sum of No Lapse Guarantee Premiums since issue as at the beginning of each policy month.

NO LAPSE GUARANTEE PERIOD -- is the first 5 policy years for life insureds with an issue age up to and including 85. It is not offered to life insureds whose Issue Age exceeds 85.

NO LAPSE GUARANTEE PREMIUM -- is a measure of premium used in determining compliance with the No Lapse Guarantee Cumulative Premium Test. The No Lapse Guarantee premium for each policyowner is set forth in the Policy.

PLANNED PREMIUM -- The premium the policyowner plans to pay periodically. Subject to certain requirements of law, the Planned Premium may be changed at any time.

POLICY DATE -- The date from which policy years, policy months and policy anniversaries are determined. Monthly deductions are due on the policy date. If a check for at least the Initial Premium accompanies the application, the policy date is the date the application and check are received at the Service office. If an application accepted by the Company is not accompanied by a check for the Initial Premium, the policy will be issued with a policy date which is 7 days after issuance of the policy.

POLICY DEBT -- as of any date, the aggregate amount of policy loans, including borrowed interest, less any loan repayments.

POLICY VALUE -- the sum of the values in the Loan Account, the Guaranteed Interest Account and the Investment Accounts.

SELECT LOAN -- A loan on which the differential between the interest credited and the interest charged is currently 0%; provided, however, if at some time in the future it is determined that the current differential could cause the loan to be treated as a taxable distribution under any applicable ruling, regulation or court decision, First North American has the right to increase the differential on all subsequent Select Loans either (i) to an amount that may be presented in such ruling, regulation or court decision that would result in the transaction being treated as a loan under federal tax law or (ii) if no amount is prescribed, to an amount that First North American feels would be more likely to result in the transaction being treated as a loan under Federal tax law.

SELECT LOAN AMOUNT -- the amount of any Select Loan.

SERVICE OFFICE -- the office designated to service the Policies, which is shown on the cover page of this prospectus.

SURRENDER CHARGE PERIOD -- the period (usually 15 years) following issuance of the Policy or any increase in face amount during which surrender charges may be assessed if the Policy is surrendered or lapsed, the face amount is decreased or a partial withdrawal takes place.

TARGET PREMIUM -- a premium amount used to measure the maximum deferred sales charge under a Policy. The Target Premium for the initial face amount is set forth in the Policy. The policyowner will be advised of the Target Premium for any increase in face amount.

WITHDRAWAL TIER AMOUNT -- as of any date, the net Cash Surrender Value at the previous anniversary multiplied by 10%.

                                     PART II
                                OTHER INFORMATION

UNDERTAKINGS

Undertaking to File Reports.

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940, as amended.

First North American Life Assurance Company (the "Company") hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

Rule 484 Undertaking.

Article 10 of the Charter of the Company provides as follows:

TENTH: No director of the Corporation shall be personally liable to the Corporation or any of its shareholders for damages for any breach of duty as a director; provided, however, the foregoing provision shall not eliminate or limit (i) the liability of a director if a judgment or other final adjudication adverse to such director established his or her such acts or omissions were in bad faith or involved intentional misconduct or were acts or omissions (a) which he or she knew or reasonably should have known violated the New York Insurance Law or (b) which violated a specific standard of care imposed on directors directly, and not by reference, by a provision of the New York Insurance Law (or any regulations promulgated thereunder) or (c) which constituted a knowing violation of any other law, or establishes that the director personally gained in fact a financial profit or other advantage to which the director was not legally entitled or (ii) the liability of a director for any act or omission prior to the adoption of this Article by the shareholders of the Corporation. Any repeal or modification of this Article by the shareholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

Article VII of the By-laws of the Company provides as follows:

Section VII.1. Indemnification of Directors and Officers. The Corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she, his or her testator, testatrix or intestate, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him or her in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation, except that no indemnification under this Section shall be made in respect of (1) a threatened action, or a pending action which is settled or is otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation, unless and only to the extent that the court in which the action was brought, or , if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

The Corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the Corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Corporation served in any capacity at the request of the Corporation, by reason of the fact that he or she, his or her testator, testatrix or intestate, was a director or officer of the Corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his or her conduct was unlawful.

The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, of its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interest of the Corporation or that he or she had reasonable cause to believe that his or her conduct was unlawful.


Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of ex penses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

         The facing sheet;
         The Prospectus, consisting of 58 pages;
         Undertaking to file reports;
         Representation pursuant to Section 26 of the Investment Company Act of 1940, as amended;
         Rule 484 Undertaking;
         The signatures;
         Written consents of the following persons [To be filed by amendment];
                       Tracy A. Kane, Esq.
                       John G. Vrysen
                       Ernst & Young LLP
                       Cooper & Lybrand L.L.P.
                       Jones & Blouch L.L.P

The following exhibits are filed as part of this Registration Statement:

     1. Copies of all exhibits required by paragraph A of the instructions as to exhibits in Form N-8B-2 are set forth below under designations based on such instructions:

         A(1)              Resolutions of Board of Directors of First North
                           American Life Assurance Company establishing FNAL
                           Variable Life Account I. Filed herewith.

         A(2)              Not applicable.

         A(3)(a)(i)        Form of Distribution Agreement.  [To be filed by amendment.]

         A(3)(b)(i)        Form of Specimen agreement.  [To be filed by amendment.]

         A(3)(b)(ii)       Form of Specimen agreement between Distributor and dealers.  [To be filed by amendment.]

         A(3)(c)           Schedule of Sales Commissions. [To be filed by amendment.]

         A(4)              Not applicable.

         A(5)(a)           Form of Flexible Premium Variable Life Insurance Policy.  Filed herewith.

         A(6)(a)           Articles of Incorporation of First North American
                           Life Assurance Company. Incorporated by reference to
                           Exhibit (b)(6)(i) to the Registration Statement on
                           Form N-4, file number 33-79112, filed September 2,
                           1992 on behalf of the FNAL Variable Account of First
                           North American Life Assurance Company.

         A(6)(b)           By-Laws of First North American Life Assurance
                           Company. Incorporated by reference to Exhibit
                           (b)(6)(ii) to the Registration Statement on Form N-
                           4, file number 33-79112, filed September 2, 1992 on behalf of the FNAL Variable Account of First North
                           American Life Assurance Company.

         A(7)              Not applicable.

         A(8)(a)           Form of Service Agreement.  [To be filed by amendment.]

         A(8)(b)           Form of Reinsurance Agreement between First North American Life
                           Assurance Company and The Manufacturers Life Insurance Company
                           (U.S.A.).  [To be filed by amendment.]

         A(9)              Not applicable.

         A(10)             Form of Application for Flexible Premium Variable Life Insurance Policy.
                           Filed herewith.

     2. Opinion and consent of Tracy A. Kane, Esq., Secretary and General Counsel of First North American Life Assurance Company. [To be filed by amendment.]

     3. No financial statements are omitted from the prospectus pursuant to instruction 1(b) or (c) of Part I.

     4.    Not applicable.

     5.    Financial Data Schedule. [To be filed by amendment.]

     6. Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies. Filed herewith.

     7. Power of Attorney. Incorporated by reference to Exhibit (b)(14) to Form N-4, file number 33-79112, filed February 2, 1993 on behalf of the FNAL Variable Account of First North American Life Assurance Company.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933 the registrant, FIRST NORTH AMERICAN LIFE ASSURANCE COMPANY SEPARATE ACCOUNT B has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Boston, and Commonwealth of Massachusetts, on the 7th day of August, 1997.


                                  FIRST NORTH AMERICAN LIFE ASSURANCE
                                      COMPANY SEPARATE ACCOUNT B
                                             (Registrant)

                                  By: FIRST NORTH AMERICAN LIFE ASSURANCE
                                                 COMPANY
                                               (Depositor)


                                  By:  /s/ JOSEPH SCOTT
                                       ------------------
                                       Joseph Scott
                                       President



Attest


/s/ TRACY A. KANE
-------------------
Tracy A. Kane
Secretary

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of l933, this registration statement has been signed by the following persons in the capacities indicated on this 7th day of August, 1997.

SIGNATURE                                    TITLE                                     DATE
/s/ JOSEPH SCOTT                       Director and President                      August 7, 1997
_____________________________          (Principal Executive                        (Date)
Joseph Scott                           Officer)


*____________________________          Chairman of the Board                       August 7, 1997
John D. Richardson                     of Directors                                (Date)


*____________________________          Director                                    August 7, 1997
John G. Vrysen                                                                     (Date)


*____________________________          Director                                    August 7, 1997
Kenneth H. Conrad                                                                  (Date)


*____________________________          Director                                    August 7, 1997
John D. DesPrez, III                                                               (Date)


*____________________________          Director                                    August 7, 1997
Ruth Ann Flemming                                                                  (Date)


*____________________________          Director                                    August 7, 1997
Peter S. Hutchinson                                                                (Date)


*____________________________          Director                                    August 7, 1997
Neil M. Merkl                                                                      (Date)


*____________________________          Director                                    August 7, 1997
Robert C. Perez                                                                    (Date)

*____________________________          Director                                    August 7, 1997
James K. Robinson                                                                  (Date)


*____________________________          Director                                    August 7, 1997
H. Douglas Wood                                                                    (Date)


*____________________________          Director                                    August 7, 1997
Bruce Avedon                                                                       (Date)


*____________________________          Director                                    August 7, 1997
Bruce Gordon                                                                       (Date)


/s/ RICHARD C. HIRTLE                  Director, Vice President and                August 7, 1997
_____________________________          Treasurer (Principal                        (Date)
Richard C. Hirtle                      Financial and Accounting
                                       Officer)



*By:     /s/ TRACY A. KANE                                                         August 7, 1997
         ___________________                                                       (Date)
         Tracy A. Kane
         Attorney-in-Fact Pursuant
         to Powers of Attorney

                                  EXHIBIT INDEX

Exhibit No.                         Description
-----------                         -----------
1. A(1)                             Resolutions of Board of Directors of First North American Life
                                    Assurance Company establishing FNAL Variable Life Account I

1. A(5)(a)                          Form of Flexible Premium Variable Life Insurance Policy

1. A(10)                            Form of Application for Flexible Premium Variable Life Insurance
                                    Policy

6.                                  Memorandum Regarding Issuance, Face Amount Increase,
                                    Redemption and Transfer Procedures for the Policies